Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	2009 Financial Report

Item 1

MANAGEMENT REPORT 2009

Dear Shareholders,

The Management of ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) hereby presents the Management Report and Financial Statements for the fiscal year 2009. This information has been prepared according to the Brazilian Corporate Law and is accompanied by an independent auditor’s report with an unqualified opinion (clean opinion), which was discussed and reviewed by the Management.

COMPANY PROFILE

Ultrapar is one of the largest business groups in Brazil, with leading position in the markets in which it operates, position achieved over its 72 years of history. The company operates in the fuel distribution business through Ipiranga and Ultragaz, in the chemical industry through Oxiteno and in the logistics for liquid bulk segment through Ultracargo.

With 9.4 thousand employees, Ultrapar has activities in the entire Brazilian territory and has industrial units in Mexico and in Venezuela and business offices in Argentina, Belgium and the United States through Oxiteno.

In 2009, Ultrapar celebrated its 10th anniversary of simultaneous listing at BM&FBovespa (São Paulo Securities, Commodities and Futures Exchange) and at the NYSE (New York Stock Exchange). During these 10 years, Ultrapar’s expansion and value creation strategy, based on the increase of operational scale, technological differentiation and excellence in managing its businesses, allowed significant growth in its results, with EBITDA and net earnings annual average growth of 15% and 18%, respectively, and enabled the company to obtain credit risk ratings equivalent to the investment grade by Moody’s (Baa3) and Standard & Poor’s (BBB-).

ECONOMIC AND OPERATIONAL ENVIRONMENT

The year 2009 was marked by the effects of the global financial crisis, which was more intense during the first quarter of 2009, when the Brazilian gross domestic product decreased by 2.1% compared with the same period of 2008. During the following quarters, measures adopted by the Brazilian government to minimize the impacts of the crisis started to reflect on the economy, leading to a gradual recovery of the GDP and strengthening the prospects for a recovery in growth in 2010. In 2009, measures to stimulate the economy were implemented both through monetary policies, which resulted in a 5% decrease in the basic interest rate in 2009, and through tax policies, such as the federal Excise Tax on Manufactured Products (IPI) tax break on durable goods. Such measures, associated with a gradual recovery of credit availability, resulted in a positive response from certain sectors of economy, notably the automotive industry, which in 2009 reported another sales record with more than 3 million vehicles licensed, a 13% increase compared with the 2008 already expanded basis. The quick rebound of the Brazilian economy has driven the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Brazilian currency against the U.S. dollar in 2009 - the highest appreciation in the decade, closing the year at a rate of R$ 1.74/US$. In the international environment, the initiatives adopted by several governments to minimize the effects of the crisis also contributed to the beginning of the economic recovery of certain countries, specially the emerging markets, with a recovery of the demand for commodities and a consequent upward trend in their prices, notably oil, which closed the year quoted at US$ 75 per barrel, an 80% increase compared with its 2008 closing price.

ULTRAPAR IN 2009

Highlights of the year

In 2009, Ultrapar intensified the capture of results and benefits associated with its planned process of sustained expansion. The strategy and consistent execution of its profitability growth plan through expansions of its production capacity, acquisitions for gains of scale and operational efficiency programs carried out in the last few years place Ultrapar in a privileged position to further advance on the path of value generation. The year 2009 was also a period when Ultrapar’s resilience was validated. Even in the instable economic environment seen particularly in the first half of 2009, the company reported growth in its results in each quarter, while keeping a sound and prudent management of its cash generation and indebtedness levels.

Ipiranga had Texaco’s integration as its main goal, a process which was meticulously planned so that all the benefits could be captured as quickly as possible. Thanks to this planning, the company carried out (i) the assumption of the business in April, (ii) the integration of the IT systems in August, and (iii) the corporate merger of the companies in November, without any operational disruption, thus completing the main initiatives necessary to capture gains from the acquisition. Simultaneously, the conversion of the Texaco stations to the Ipiranga brand was executed at a fast pace, enabling the resellers to enjoy all the differentiated benefits Ipiranga provides. During 2009, 1,020 service stations were converted, representing 75% of the service stations in the South and Southeast regions of Brazil.

Ultracargo reached a new level of scale and results, consolidating its position as the largest liquid bulk storage company in Brazil with the integration of União Terminais, acquired in late 2008. Through the completion of the operational and administrative synergies, the company more than doubled its EBITDA, surpassing the expected gains from the acquisition in the first year. In parallel to the conclusion of the integration of operations, Ultracargo continued to pursue growth opportunities. The main results were new storage contracts, with the consequent expansion of existing terminals, and the acquisition of Puma’s port terminal in Suape, in the state of Pernambuco.

Ultragaz continued with its operational excellence program, which contributed to the significant gains in results in 2009. Through these programs, Ultragaz enhanced its operations and expanded its sales channels, maintaining its leading position in the segment of liquefied petroleum gas distribution in Brazil and its strategy of growing in niche markets.

Oxiteno faced significant challenges derived from the adverse economic environment in 2009, which delayed the growth of demand and caused a strong volatility in exchange rates and prices of raw materials. Even in this environment, Oxiteno increased its sales volume by 12% due to the expansions of production capacity completed in late 2008 and commercial initiatives to displace imports.

As a result, in 2009 Ultrapar’s EBITDA reached R$ 1,354 million, a 25% growth over 2008, and net earnings reached R$ 467 million, a 20% increase from 2008. The company’s net debt to last twelve months EBITDA, which reached 2.3 times after the payment for the acquisition of Texaco in March 2009, was reduced to 1.5 times in December through the achievement of cash generation established goals. As a consequence of its strong performance in results and cash generation, Ultrapar, which had already been assigned the investment grade rating by Moody’s, was also assigned investment grade by Standard & Poor’s in October 2009.

Ultrapar – 2009 Highlights

Acquisitions

✓
Closing of Texaco’s acquisition in March, beginning of the integration of operations and realization of synergies and benefits. The acquisition consolidates Ipiranga as the second largest liquid fuel distributor in Brazil and the largest private distributor.

✓
In December, Ultracargo acquired Puma Storage do Brasil’s liquid bulk storage assets in the port of Suape, Pernambuco. The terminal acquired, with an 83,000 m³ capacity, is located in an area leased by Ultracargo, allowing immediate integration of the operations.

Results

✓	Net sales and services reach R$ 36 billion, surpassing the R$ 30 billion mark for the first time, a 28% growth over 2008.

✓	Ultrapar’s EBITDA grows by 25% in 2009, to R$ 1.4 billion.

✓	Ultrapar’s net earnings reach R$ 467 million, a 20% increase over 2008.

Capital market

✓	In October 2009, Ultrapar completes its 10th listing anniversary, having recorded an annual average growth of 15% in its EBITDA and of 18% in its net earnings during the period.

✓	Ultrapar’s market capitalization closes 2009 at R$ 11 billion, a 58% growth over 2008.

✓	Ultrapar’s average daily trading volume in 2009 reaches R$ 27 million, higher than that in 2008.

✓	Declared dividends of R$ 279 million, a 60% payout ratio over 2009 net earnings and 17% higher than the dividend per share of 2008.

Financial strength

✓	Ultrapar’s strong cash generation allows a reduction of its ratio of net debt to last twelve months EBITDA, from 2.3x after the acquisition of Texaco in March to 1.5x in December 2009.

✓	Standard & Poor’s assigns Ultrapar the investment grade rating, upgrading Ultrapar’s rating to BBB- in the global scale and to brAAA in the Brazil national scale.

✓	Moody’s ratifies the investment grade rating to Ultrapar, maintaining its Baa3 credit risk rating.

Investments

The year 2009 was marked by the consolidation and capture of benefits and synergies resulting from the strong cycle of acquisitions and expansions of production capacity carried out in previous years. The continuous expansion, the sustained strengthening of its leading positions and the maximization of operational scale in all its segments have been the basis for Ultrapar’s consistent value creation for its shareholders. Each investment is subject to a rigorous analysis, which considers economic, financial, strategic, market, social and environmental aspects, with a highlight on the use of the value-creation metric EVA® (Economic Value Added), through which long-term goals are established to set the variable compensation for executives.

Following its strategy of expanding scale and increasing the competitiveness of its businesses, Ultrapar invested R$ 1,946 million in 2009, of which R$ 585 million refer to organic investments and R$ 1,361 million refer to acquisitions.

Regarding organic investments, R$ 105 million were invested in Ultragaz, focusing on renewal and replacement of LPG bottles and on new LPG clients. Investments in Ipiranga reached R$ 222 million, primarily to the conversion of unbranded gas stations, new service stations, renewal of contracts and improvement in service stations and distribution network. Of the total amount invested, R$ 117 million were related to additions to property, plant and equipment and R$ 105 million were related to financing and bonuses to clients, net of repayments. Investments in Oxiteno reached R$ 164 million, focused on projects to expand the production capacity, particularly the capacity expansion of ethylene oxide and ethoxylates at Camaçari and investments aiming at productivity gains. Investments in Ultracargo reached R$ 79 million, allocated primarily to the acquisition of the assets of Puma Storage, which owned a terminal in the port of Suape, and to the 12 thousand m3 expansion of the Aratu terminal, completed in 3Q09, and to the 21 thousand m3 expansion of the Santos terminal, expected to start up in 1Q10.

In addition to investments in the organic growth of its operations, Ultrapar closed in March the acquisition of Texaco’s fuel distribution business in Brazil, in the amount of R$ 1,361 million. The acquisition was part of Ultrapar’s strategy to benefit from gains of scale and synergies in the fuel distribution business.

The 2010 investment plan, excluding acquisitions, totals R$ 820 million and is aimed at the growth through scale, technological differentiation and productivity gains, as well as the modernization of the existing operations. The increase in investments compared with 2009 reflects the more dynamic economic environment experienced during the last months of the year, with consequent more attractive opportunities for all our businesses.

Organic investments¹ (R$ million)	2010
Ultragaz	152
Ipiranga	314
Oxiteno	252
Ultracargo	81
Others²	20
Total	820
[1] Net of disposals [2] Includes primarily RPR and corporate IT

At Ultragaz, investments will be allocated primarily to the expansion of UltraSystem (small bulk delivery), a segment whose growth is linked to the performance of the economy, to the strengthening of activities in the North and Northeast of Brazil and to the acquisition of LPG bottles and tanks. At Ipiranga, investments will be directed to the expansion and renewal of its distribution network and to operational improvements, including expansion to the Mid-West, Northeast and North regions, which started with the acquisition of Texaco. Of the total investments budgeted by Ipiranga, R$ 182 million are related to additions to property, plant and equipment and R$ 133 million are related to financing and bonuses to clients, net of repayments. At Oxiteno, investments include R$ 185 million for the conclusion of the expansions of the ethylene oxide and ethoxylation units at Camaçari, which will add 90 thousand tons/year and 70 thousand tons/year, respectively, to the production capacity. Ultracargo will allocate its investments primarily to a 50 thousand m³ expansion in its Suape, Santos and Aratu terminals.

Capital markets

Ultrapar ended 2009 with a market capitalization of R$ 11 billion, a 58% increase over the end of 2008 and a 27% increase over the end of 2007. Due to its consistency in value creation, Ultrapar received from Abrasca (Brazilian Listed- Companies Association) the 2008 Value Creation Award, granted to the company that reports the highest rate of value generation during a fiscal year, taking into account the sustainability of results, risk control, transparency and social and environmental engagement.

In 2009, the volatility experienced at the beginning of the year and the increased risk aversion during that period caused the average daily trading volume at BM&FBovespa to decrease by 4%, amounting to R$ 5.3 billion. On the other hand, Ultrapar’s securities continued to experience positive progression in liquidity. The average daily trading volume only at the BM&FBovespa reached R$ 21 million, 4% higher than that in 2008. Ultrapar’s combined average daily trading volume on the BM&FBovespa and the NYSE reached R$ 27 million, a 2% growth over 2008, surpassing the combined historical average of the shares of Ultrapar and the listed companies in the Ipiranga Group (RPI, DPPI and CBPI), whose shares were exchanged for Ultrapar’s.

Ultrapar’s shares appreciated by 58% at the BM&FBovespa in 2009, while the Ibovespa index had an 83% appreciation, driven primarily by industries whose shares had strongly depreciated in late 2008, such as civil construction and commodities. On the other hand, in 2008, while the Ibovespa index had a 41% depreciation in the year, Ultrapar’s shares depreciated by 19%. At NYSE, Ultrapar’s shares had a 109% appreciation in 2009, exceeding the 19% appreciation of Dow Jones in the same period.

Dividends of R$ 279 million were declared for the fiscal year 2009, 17% higher than that in 2008, representing a 60% payout ratio over 2009 consolidated net earnings and a 3% dividend yield on the average share price in 2009. Ultrapar constantly evaluates its capital needs for investments in assets and acquisitions and, having ensured the maintenance of its sound financial position, distributes the resources to its shareholders in the form of dividends.

In October 2009, the rating agency Standard & Poor’s assigned Ultrapar its investment grade rating, upgrading its rating to BBB- in global scale and to brAAA in Brazil’s national scale. According to Standard & Poor’s, the ratings assigned to Ultrapar reflect the resilient results supported by strong brands and leading positions in LPG distribution and specialty chemicals; strategic diversification into the fuel distribution business with relevant market share; relatively stable cash generation and intermediate financial profile. Ultrapar maintained its investment grade rating from Moody’s assigned in 2008.

In December 2009, Ultrapar concluded the review of certain terms and conditions of its third issuance of debentures, in the amount of R$ 1.2 billion. The remuneration of the debentures was reduced to 108.5% of the CDI and its maturity date was extended to December 4th, 2012, thus reducing its cost of debt, providing higher financial flexibility and increase in soundness and liquidity.

The intense and constant interaction with investors with the objective of assuring transparency and completeness in the disclosure of relevant information has been one of Ultrapar’s main features in these 10 years of listed company. In 2009, the company held approximately 400 meetings with professionals from the capital markets, besides its APIMEC meeting, which was awarded the APIMEC Quality Prize, granted to the best ten meetings held during the year in the opinion of capital markets analysts. In addition, Ultrapar maintains the information of interest to this public available in its Investor Relations website.

Corporate governance

These 10 years since its initial public offering represent another period of innovation and continuous progress in the adoption of corporate governance best practices, an essential value of the company. The origin of the effort to align the interests of shareholders and executives can be traced back to the 1980s, when Pery Igel, then Ultrapar’s controlling shareholder, turned its main executives into shareholders, aiming at the company’s sustainability and longevity. In 2000, already as a listed company, Ultrapar pioneered in the granting of tag along rights to all its shareholders, at 100% of the offered value. Only in 2001 the Brazilian Corporate Law established the mandatory adoption of tag along rights, although limited to voting shareholders and to 80% of the offered value.

Consistent with the principles of commitment and alignment of interests with its shareholders, Ultrapar’s philosophy is to turn its executives into shareholders through a stock ownership plan. Supported by the same principles, Ultrapar implemented the concept of economic value added (EVA®), linking the variable compensation to EVA® growth targets, strengthening the alignment of interest between the management and shareholders.

In 2002, Ultrapar also became one of the first Brazilian companies to grant preferred shareholders the right to be represented in the Board of Directors. Also in 2002, before the Brazilian Securities Commission (CVM) made it mandatory, Ultrapar voluntarily introduced rotation of independent auditors.

Since 2004, Ultrapar formally adopts a Code of Ethics which governs the professional conduct of its employees with Ultrapar’s stakeholders, setting a reference of internal and external relationship and reducing the degree of subjectivity in the interpretations of ethical principles. This code was enhanced in 2009 to (i) include examples of acceptable and unacceptable behavior, with explanations in order to prevent misinterpretation of such items, and (ii) provide an additional channel for reporting behaviors in violation of the code.

Ultrapar has level III ADRs listed on the New York Stock Exchange (NYSE) and complies with the highest corporate governance standards of foreign companies listed in the United States. The company is compliant with the requirements of the Sarbanes-Oxley Act (SOX), which regulates mechanisms that guarantee the transparency of companies listed in the United States. Since 2007, Ultrapar has the SOX certification under section 404, attesting to the efficiency of its internal controls over the company’s financial information.

Ultrapar developed and implemented in 2009 a distinguished risk matrix to monitor its internal controls, thus effectively aligning internal and external audit activities to the needs of managers and shareholders. Such system was awarded by the Brazilian Institute of Corporate Governance (IBGC) in the Innovation category of the 2009 IBGC Corporate Governance Award.

Ultrapar also actively contributes to the development of the capital markets in Brazil. One of its initiatives is its participation as a founding member of the Latin American Corporate Governance Roundtable Companies Circle, a group dedicated to promote corporate governance in Latin America, sponsored by the Organization for Economic Co-operation and Development (OECD) and by the International Finance Corporation (IFC). André Covre, Chief Financial and Investor Relations Officer of Ultrapar, is the chairman of the group since 2008.

Its consistency in value creation and continuous improvement in corporate governance practices allowed Ultrapar to receive important acknowledgements from the capital market in 2009. In addition to the IBGC award, Ultrapar received from Abrasca the 2008 Value Creation Award, which is granted to the company reporting the highest rate of value creation during a fiscal year, taking into account the sustainability of results, risk control, transparency and social and environmental engagement. Abrasca also granted to Ultrapar the second place in the 2008 Abrasca Annual Report Award, with an honorable mention in the “Economic and financial performance analysis” category.

Operational excellence – technology, quality, safety and environment

Operational excellence is in the essence of Ultrapar’s conduct of business, a factor considered critical for the sustainability of the company and maintenance of its focus on quality and innovation. Each business unit relies on a specific set of operational excellence programs adjusted to its products and services and to the market in which it operates.

Ultragaz establishes operational excellence guidelines for all its units through the Fator Azul (Blue Factor) program, which sets the standards of quality, operational safety, health and environmental responsibility. Also in 2009, Ultragaz continued with its operational excellence program, which contributed to significant gains in results and was focused on the improvement of operations and expansion of the company’s sales channels. In order to maintain the excellence of its services, Ultragaz expanded initiatives to meet new consumer habits, such as the disk gás (sale of LPG bottles by telephone), through which the client makes a request to a call center and receives the LPG bottle at home, thus increasing the convenience for the client and optimizing the logistics planning. In addition, Ultragaz implemented “Paga Fácil”, which allows the payment for LPG cylinders through mobile multi-brand credit card payment terminals upon delivery at the client’s home, and also allows online orders and electronic transactions through cell phones. Regarding innovation, Ultragaz started to offer a new product in 2009, the synthetic natural gas (SNG), which is a mixture of LPG and compressed air, features that make it an alternative or supplement for companies located in areas supplied with natural gas.

Ipiranga was the first fuel distributor to obtain the ISO 14001 certification in 1998 and currently adopts an environmental policy called Ipiranga Environmental Management System in all its bases, focused on the adoption of preventive measures, on recycling and on improving efficiency in the use of natural resources, raw materials and residues. Additionally, the company is a member of the Brazilian Corporate Council for Sustainable Development. In line with its sustainable development philosophy, Ipiranga completed in 2009 two years since the launch of the Ipiranga Zero Carbon Card, which combines environmental benefits with a client loyalty strategy. By the end of 2009, more than 110 thousand cards had been issued, confirming the success of the initiative, with more than 15 thousand tons of carbon emissions neutralized. In 2008, Ipiranga created in Porto Alegre its first eco-efficient service station, built using the state-of-the-art technology available for environmental conservation, including the reuse of water and the use of renewable energy sources. After this initiative, Ipiranga started to integrate in other stations some of the items used in the eco-efficient station for environmental preservation, such as the increased use of sunlight and reuse of rainwater and carwash water.

Oxiteno has been adopting initiatives to increase the use of renewable raw materials, such as the start-up of the oleochemical unit in 2008, which uses palm kernel oil, extracted from the palm seed, to manufacture fatty alcohols. After the start-up of the oleochemical unit, the share of renewable raw materials in Oxiteno reached 18% in 2009, compared with 8% in 2005. In addition, Oxiteno also acquired high-selectivity catalysts in 2009, which allowed productivity gains in the conversion of ethylene into ethylene oxide and reduction in its CO2 emission. Regarding innovation, over the last three years Oxiteno developed more than 60 new products and allocated a significant amount to research and development of products and processes, allowing it to offer new products and customized solutions to its clients. In parallel, in 2009 Oxiteno also focused on optimizing its inventories through the Sales and Operations Planning methodology, which allowed a more integrated planning of sales, operations and supply activities and a revision of the organizational structure of plants to identify improvement points in organizational, information technology and internal process areas. All Oxiteno’s units in Brazil have the ISO 14001 certification. With a focus on aligning its practices in the units located outside Brazil, in 2009 Oxiteno implemented in Mexico and Venezuela regional councils of Oxiteno’s Integrated Management System, whose mission is to share good management practices with its international units, to align production models and to discuss and propose continued improvements in quality, health, safety and the environment.

For Ultracargo, safety and the environment are fundamental in its differentiated positioning in the market, with an acknowledged capacity to manage liquid bulk that requires special handling. Ultracargo was a pioneer in its segment to obtain ABIQUIM’s System for the Evaluation of Safety, Health, Quality and the Environment (SASSMAQ) in 2001, having been re-certificated in 2009. The Paulínia terminal was the first to obtain ISO 14001 certification in 2004 and underwent re-certification process in 2009. In 2007, the Aratu unit received the ISO 14001:2004 certification and was re- certificated in 2009. The adequate treatment of the environment as a central element of Ultracargo’s strategy is also present in the Santos terminal, designed and built to meet the highest safety and environmental standards, consequently obtaining the ISO 14001 certification and ISO 18001:2007 in 2009. Consistent with its strategy of excellence in providing services and constant innovation, Ultracargo uses processes, tools and systems designed to ensure an efficient planning of its activities, such as the adoption of the Integrated Management System, which allows the sharing of information for planning, decision-making and monitoring initiatives and projects, thus integrating various areas in the company.

Relationship with stakeholders - people, clients and the community

Ultrapar’s 72 years of sound growth and leadership are backed on the commitment and specialization of its employees, who maintain a relationship with the company based on mutual development and improvement, on the basis of transparency and ethics. The ability of Ultrapar's workforce is the result of the efforts of its staff and a human resources policy based on valuing its employees, encouraging professional growth and seeking to align all employees in terms of the company’s values and strategies. Many of the executives and managers started their careers in internship or traineeship programs at Utrapar and its business units, evidencing the success of such policy. At the end of 2009, Ultrapar had 9.4 thousand employees, of who close to 400 are headquartered outside Brazil.

In order to develop and retain its talents, Ultrapar’s business units develop training programs and adopt initiatives which enable their employees to specialize and broaden their horizons. Ultragaz, through partnerships with Fundação Getúlio Vargas and Universidade de São Paulo, maintains the Ultragaz Academy, which congregates training programs in the areas of management, strategic planning, customer service, controllership and marketing. In 2009, Ultragaz launched the Career Visibility Program, in order to provide a broader view of the different professional development and growth routes in the company. Ipiranga annually promotes programs to develop its employees and also its direct clients aligned to the company’s strategy, focused on the market and on the main skills required by the business. For its employees, Ipiranga offers the General Training Program, which reaches approximately 60% of the company’s staff and seeks to develop fundamental skills for professional growth, such as leadership and communication. In 2009, Ipiranga adopted, with the support of Mercer Human Consulting, a new variable compensation program aligned to the market best practices and to the other companies of Ultrapar. Basing its activities on innovation, Oxiteno has since 2007 the Program for Strategic Management and Technological Innovation, implemented together with Fundação Dom Cabral. The company also implemented the DNA Project, a skill management program, and the Individual Development Plan, to encourage collaborators to reflect on their professional careers. At Ultracargo, the Leadership Training Program prepares in-house talents to leadership positions in areas such as strategy, people management and health and environmental processes. The program is supported by well-known training institutions, such as IMAN.

The passion for the client permeates all Ultrapar’s business units, through the pursuit of excellence in relationship and in the offer of products and services. In line with such philosophy, each business unit develops initiatives compatible with the market in which it operates. Oxiteno, through its technological advantage in the ethylene oxide chain, offers products and applications in accordance with specific needs of each client by developing new products or improving the performance of existing ones. A recent example of innovation was the development of a new product, the sec-butyl acetate, a solvent with technical features that qualify it as a solvent for resins, paints, varnishes and thinners. Through the strategic location of its terminals and distinguished quality standards, Ultracargo offers customized solutions in logistics and storage. Ipiranga and Ultragaz, which operate in distribution and retail, implement initiatives involving both their resellers and the end consumers of their products, as demonstrated in the following chart:

RETAIL INITIATIVES AND DIFFERENTIATING FACTORS

Ipiranga

Initiatives directed to end consumers, aiming at differentiation, client loyalty and brand promotion

✓
Km de Vantagens - Created in 2009, the Km de Vantagens loyalty program consists in accumulating points through the purchase of products and services in Ipiranga’s network. Ipiranga also developed strategic partnerships to broaden the scope of the program and the benefits for its clients and resellers, including partners in the areas of entertainment, tourism, magazines, among others. One of the most important partnerships developed is the agreement with Multiplus Fidelidade, allowing the transfer of points from the Km the Vantagens program to the TAM Fidelidade program. The Km de Vantagens program reached 2.4 million clients in the end of 2009.

✓
Ipirangashop.com – Launched in 2008, Ipirangashop.com explores the business potential from the large flow of consumers in its fuel service stations and combines two sales channels: the sale of car-related products in its service stations, and the offering of some 18 thousand items in a website.

✓	One Honda Fit and one iPhone per day – Draw of cars and mobile phones to clients of Ipiranga service stations

✓	1 Million Liters Free – Draw of free fuel supply in its service stations for clients of Ipiranga’s network.

✓
Stock car – In 2009, Ipiranga sponsored the Stock Car Ipiranga Racing team, comprised of the pilots Thiago Camilo and Giuliano Losacco, as a way to strengthen the association of its brand to the passion for cars. Pilot Thiago Camilo was the runner-up in the 2009 season.

✓
Ipiranga credit cards - Accepted in the entire network, credit cards are part of Ipiranga’s differentiation and client loyalty strategy through the alignment of incentives among resellers, VIPs (pump attendants) and cardholders. Currently, there are more than 5 million cards issued all over Brazil, with different models to fit each client’s profile.

✓
am/pm – The largest convenience store network in Brazil, am/pm ended 2009 with 963 franchises that offer a wide variety of products, including its own fast food brand, centrally produced. In 2009, am/pm surpassed 30 million items sold, a 50% increase over 2008, focused on sales of sandwiches, snacks, pizzas, desserts and breads.

✓
Jet Oil – Lubricant changing and automotive services specialized network, Jet Oil ended 2009 with 577 franchises. It offers free check-up services for 15 items of the car, and relies on an IT system with more than 17 thousand vehicles registered. Based on the success of Jet Oil, Ipiranga launched in 2009 Jet Oil Motos, which offers a pioneering specialized oil-changing service for motorcycles in Brazil.

Reseller relationship programs

✓
Clube do Milhão (Million Club) - An incentive program carried out for more than 20 years, Clube do Milhão yearly rewards with international trips the most accomplished resellers in terms of the year’s pre-established targets.

✓
Clube VIP (VIP Club) - A program directed to service stations’ employees, including pump attendants and am/pm and Jet Oil employees, aimed at training the staff for service quality improvement and increasing the sales of specific products, aligned to Ipiranga’s strategy, such as Gasolina Original Aditivada (Premium Gasoline), Ipiranga Credit Cards, F1 Master Lubricants Family and fast food at am/pm units.

✓	Rally de Vendas (Sales Rally) – In the lubricant segment, Ipiranga rewards the best performing authorized distributors with a participation in the Clube do Milhão international trip.

Ultragaz

Initiatives directed to the end consumers and brand promotion

✓
Ultragaz na sua rua (Ultragaz in your street) – A program with professionals dedicated to interact with customers through distribution of souvenirs and brochures containing safety tips and relevant information on LPG and cultural contests.

✓
New brand positioning – Development of the new positioning “Ultragaz – specialist” (“Ultragaz – especialista no que faz”), reinforcing the features of quality and differentiation of products and services offered by Ultragaz in a nationwide marketing campaign through magazines and radio advertisements.

✓
Carreta Ultragaz – Trailer truck that travels throughout the many regions of the country promoting initiatives with consumers, such as culinary courses, handicraft work courses as an alternative source of income, among others.

Reseller relationship programs

✓
Marketing solutions applied to resellers – Ultragaz offers a program to promote the quality improvement and development of its resellers. Academia de Revendedores (Resellers Academy), a branch of Academia Ultragaz (Ultragaz Academy), was created to develop specific training for these partners.

✓
Resellers training program – As part of its operational excellence program, Ultragaz promoted in 2009 a diagnosis of its resellers and implemented initiatives to improve the level of efficiency and training of its resellers’ employees, and also to share best practices among resellers. The program also aims at supporting the management of their businesses, thus optimizing profitability and return on investment.

✓
Ultragaz – especialista no que faz (Ultragaz – specialist) - In line with its quality and differentiation positioning, Ultragaz developed in 2009 “O Especialista em Atendimento” (the specialist in serving), a training program to improve the technical and behavioral skills of resellers as well as service to clients.

✓
Rota Azul Ultragaz (Ultragaz Blue Route) – An initiative adopted in 2009 to offer information on traffic to São Paulo inhabitants, through a partnership with Rádio Sul América Trânsito (a radio station specialized in traffic information). In this program, the radio host obtains information on traffic from truck drivers who distribute Ultragaz LPG in the city of São Paulo.

The social responsibility initiatives developed by Ultrapar are based on labor, education and culture, transforming elements that can promote social inclusion and development, as well as improve the reality of the communities with which Ultrapar interacts. Among the several educational projects that the company sponsors, one of the most important is Ultra Formare, a free school that offers professional training to low-income young students to begin their working life. Classes are taught by voluntary employees of the company. During the course, the students have access to several benefits that allow them to be fully dedicated to the school. Upon graduation, youngsters receive a certificate that is recognized by the Ministry of Education, enabling them to begin their working life as administrative assistants. Ultrapar also supports the NGO Instituto Superior de Educação Pró-Saber, which focus its initiatives in the educational area with low-income communities in Rio de Janeiro.

In addition to initiatives by Ultrapar, each of its business units has its own range of social projects. In March 2009, Ultragaz launched the 8th edition of Ultragaz Cultural, promoting the access of low-income population to the cinema. The project works as an itinerant movie theater on a wagon adapted to film projection. During 2009, the Ultragaz Cultural cinema wagon traveled through cities of 12 states and of the federal district. Ipiranga promotes education by supporting environmental awareness in schools in the neighborhood of its distribution terminals. Directed to students between 10 and 15 years old, the initiative allows an assessment of the level of knowledge of the teachers and school principals on environmental issues and contributes with learning materials, books and games. Ipiranga also sponsors Junior Achievement, a program aimed at encouraging the entrepreneurial spirit in youngsters, stimulating personal development, providing contact with the business world and facilitating the access to the job market. Oxiteno has developed one of its main social initiatives through APOLO (Association of the Mauá Petrochemical Complex Industries), offering free services to the population surrounding the petrochemical companies, including medical and dental consultations, environmental education and visits to its facilities. Through its Tremembé unit, Oxiteno also participates in the Career Orientation program carried out in association with the city hall through lectures given by the unit’s employees on career choice to children and youngsters from the municipal schools in the area, sharing their professional history and experience. Ultracargo regularly participates in the Pólo Cidadania (Citizenship Polo), which comprises companies of the Camaçari complex, providing services, health care-related programs, educative activities related to leisure, culture and sports and programs aiming at the conscious use of natural resources to underprivileged people from the region. In the state of Paraná, Ultracargo sponsored the itinerant exhibition “Paisagem” (Landscape), developed by the technical staff from the Oscar Niemeyer museum, providing free visitations for students from public schools.

Relationship with Independent Auditors

Ultrapar and its subsidiaries’ policies on contracting services from its independent auditors aims at ensuring that there is no conflict of interest, loss of independence or objectivity, being based on principles that preserve the auditor’s independence. To avoid any subjectivity in the definition of the principles of independence in services provided by external auditors, procedures for the approval of hiring such services have been established, expressly defining the services that are (i) previously authorized, (ii) subject to prior approval by the Fiscal Council/Audit Committee, and (iii) prohibited.

For the year ending December 31st, 2009 Ultrapar and its subsidiaries did not contract any service from their independent auditors that was not directly linked to the auditing of financial statements.

KPMG Auditores Independentes provides external audit services to Ultrapar since 2007.

ANALYSIS OF FINANCIAL PERFORMANCE IN 2009

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information
Ultrapar's financial statements for the fiscal years ending December 31st, 2009 and 2008 were prepared in accordance with the accounting practices adopted in Brazil, which consider the Brazilian Corporate Law, instructions and guidelines issued by the Brazilian Accounting Committee and the rules established by the Brazilian Securities Commission (CVM).

Separately, in 1Q09 Ultragaz reclassified the volumes sold between the bottle and bulk segments to reflect the current structure and management responsibility between geographies and segments. This reclassification between segments corresponds to approximately 1% of Ultragaz’s total volume and net sales in 2008. In order to provide comparability, Ultragaz’s information on volume and net sales for the bottled and bulk segments presented in this document and in the company’s website were reclassified retroactively to 1Q08 based on the new criteria adopted.

Except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition of União Terminais
In June 2008, Ultrapar signed the sale and purchase agreement for the acquisition of União Terminais e Armazéns Gerais Ltda., a company involved in the storage and handling of bulk liquids previously held by Unipar – União das Indústrias Petroquímicas S.A., with operations in the ports located in Santos (in the state of São Paulo), Rio de Janeiro and Paranaguá (in the state of Paraná - through a 50% stake in União/Vopak Armazéns Gerais Ltda.). In October 2008, Ultrapar announced to the market that it had closed the purchase of the port terminals in Santos and Rio de Janeiro and, in November 2008, the closing of the acquisition of the port terminal in Paranaguá. The results of the businesses acquired were consolidated in Ultrapar's financial statements after their respective closing dates. Ultrapar's financial statements in periods prior to 4Q08 do not include the results of the businesses acquired. The total acquisition amounted to R$ 519 million, including in this figure the assumption of R$ 32 million in net debt.

Effect of the acquisition of Texaco
In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. On March 31st, 2009, Ultrapar closed the acquisition of Texaco through the disbursement of R$ 1,106 million, in addition to the US$ 38 million deposit made to Chevron in August 2008. In August 2009, Ultrapar paid R$ 162 million related to the expected working capital adjustment, reflecting the increased working capital effectively received by Ultrapar on the closing date of the acquisition. The results of Texaco started to be consolidated in Ultrapar's financial statements from April 1st, 2009 onwards. Ultrapar's financial statements in periods prior to 2Q09 do not include Texaco’s results.

Comparative performance 2009-2008
(R$ million)

	2009					2008
	Ultrapar	Ultragaz	Ipiranga	Oxiteno	Ultracargo	Ultrapar	Ultragaz	Ipiranga	Oxiteno	Ultracargo

Net sales	36,116	3,441	30,499	1,921	337	28,268	3,339	22,676	1,926	283

Cost of products and services	(33,412)	(2,896)	(28,828)	(1,611)	(197)	(26,152)	(2,898)	(21,492)	(1,527)	(187)

Gross profit	2,704	545	1,671	310	140	2,116	441	1,184	399	96

Sales, general and administrative expenses	(1,808)	(381)	(1,068)	(268)	(90)	(1,424)	(348)	(682)	(246)	(92)

Other operational results	19	(2)	20	(2)	3	22	(5)	14	1	3

EBIT	915	162	623	41	53	713	88	516	154	7

EBITDA	1,354	281	778	145	105	1,079	211	603	210	51

Depreciation and amortization	439	119	155	104	52	376	123	97	56	43

Statutory interest	-	-	-	-	-	9	-	9	-	-

The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is presented without elimination of transactions carried out between the companies.

Sales Volume
In 2009, the Brazilian LPG market decreased by 1.2% from 2008. In the same period, Ultragaz’s sales volume reached 1,589 thousand tons, a 0.7% decrease, with a 0.7% increase in the bottled segment and a 4.0% decrease in the bulk segment. Excluding the effect of a temporary consumption of 15 thousand tons in 2008 by a large client in the bulk segment, the total volume would have remained stable, and sales volume in the bulk segment would have decreased by 1% compared with 2008. The growth in the bottled segment is a result of the resilient demand in this segment, given its essential good nature, and of commercial initiatives implemented by the company, including new markets. At Ipiranga, sales volume grew by 43%, mainly as a consequence of the consolidation of Texaco’s volume from 2Q09 on and the expansion of the light vehicle fleet, which boosted the combined volume of gasoline, ethanol and NGV. The diesel volume increased by 32% as a result of the aggregation of Texaco’s volume from 2Q09 onwards, partly offset by a reduction in consumption associated with the economic performance. At Oxiteno, sales volume reached 634 thousand tons in 2009, up 12% over 2008, mainly due to completed expansions in the production capacity, highlighting the 8% growth in the domestic market, primarily on the back of imports replacement. At Ultracargo, effective storage showed an increase of 37%, as result of the consolidation of União Terminais from 4Q08 onwards, the expansions of the Aratu terminal and a higher volume of operations at the Suape terminal.

Net Sales and Services
Ultrapar’s net sales and services amounted to R$ 36,116 million in 2009, a 28% increase over 2008, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards. Ultragaz’s net sales and services amounted to R$ 3,441 million, 3% higher than that of 2008, despite the 0.7% decrease in sales volume, due to commercial initiatives and operational efficiency programs implemented. Ipiranga’s net sales and services totaled R$ 30,499 million in 2009, a 34% growth over 2008, as a consequence of the 43% increase in sales volume, partly offset by the reduction in the diesel ex- refinery cost in June 2009. Oxiteno reported net sales and services of R$ 1,921 million, practically stable compared with 2008, despite the 12% increase in sales volume and the 9% weaker Real, as a result of an 18% decrease in average dollar prices, particularly the 46% decrease in international glycol prices. Ultracargo’s net sales and services amounted to R$ 337 million, 19% higher than that in 2008, mainly on the back of the consolidation of União Terminais from 4Q08 onwards, increased average storage, and contractual tariff adjustments.

Cost of Products and Services
Ultrapar's cost of products and services amounted to R$ 33,412 million in 2009, a 28% increase over 2008, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards. Ultragaz’s cost of products sold amounted to R$ 2,896 million, practically stable compared with 2008 and in line with the variation in sales volume. Ipiranga’s cost of products sold totaled R$ 28,828 million, mainly as a consequence of a 43% increase in sales volume, partly offset by the decrease in the diesel ex-refinery cost in June 2009. The cost of products sold at Oxiteno totaled R$ 1,611 million, an increase of 6% over 2008, due to the growth in sales volume, a 9% weaker Real and a higher depreciation resulting from the expanded operations in 4Q08, partly offset by a 17% reduction in the variable cost per ton in dollar. Nevertheless, the reduction in the variable cost per ton in dollar price reported in the 2009 financial statements was significantly lower than the reduction in raw materials international prices, due to the process of realization of Oxiteno’s inventories with historical costs higher than replacement costs, mainly in the first half of the year. Ultracargo's cost of services provided amounted to R$ 197 million, up 5% from 2008, as a result of the consolidation of União Terminais’ cost of services from 4Q08 onwards and an increase in the volume of products handled at the terminals, partly offset by the realization of operational synergies resulting from the consolidation of União Terminais and a reduced presence in the packed cargo transportation segment.

Sales, General and Administrative Expenses
Ultrapar’s sales, general and administrative expenses totaled R$ 1,808 million in 2009, a 27% increase over 2008, mainly as a result of the consolidation of Texaco from 2Q09 onwards. Ultragaz’s sales, general and administrative expenses amounted to R$ 381 million, 9% higher than that in 2008, as a consequence of an increase in expenses related to sales campaigns, the effect of inflation on expenses and an increase in variable compensation, partially offset by expense reduction initiatives implemented. Sales, general and administrative expenses at Ipiranga (including employees statutory interest) totaled R$ 1,068 million, a 54% increase over 2008, mainly due to the consolidation of Texaco, including R$ 69 million non-recurring expenses with (i) the conversion of service stations from the acquired network to the Ipiranga brand (R$ 31 million) and (ii) the integration of operations (R$ 38 million). Excluding these non-recurring expenses and the depreciation, Ipiranga’s sales, general and administrative expenses amounted to R$ 48/m³ of product sold in the post- acquisition period (from 2Q09 onwards), lower than the R$ 50/m³ level in 2008, reflecting the implementation of the operational and administrative synergies plan, particularly after the integration of Texaco’s information technology systems with Ipiranga’s and Ultrapar’s completed in August 2009. Oxiteno’s sales, general and administrative expenses amounted to R$ 268 million, a 9% increase over 2008, primarily as a result of increased freight expenses resulting from higher sales volume and the effect of a weaker Real on international freights. This increase was partly offset by expense reduction initiatives implemented, resulting in a 2% increase of administrative expenses, which is lower than the inflation rate in the period. Ultracargo’s sales, general and administrative expenses amounted to R$ 90 million in 2009, a 2% decrease from 2008, despite the 37% increase in effective storage, on the back of the realization of operational synergies resulting from the integration of União Terminais and of lower expenses in the transportation segment.

Earnings before interest, taxes, depreciation and amortization (EBITDA)
Ultrapar’s consolidated EBITDA amounted to R$ 1,354 million in 2009, a 25% growth over 2008, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards and the EBITDA growth at Ipiranga, Ultragaz and Ultracargo. Ultragaz’s EBITDA totaled R$ 281 million, up 34% over the previous year, as a result of a recovery in margins, mainly deriving from commercial initiatives and operational efficiency programs implemented. Ipiranga reported EBITDA of R$ 778 million in 2009, an increase of 29% over 2008, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards. Excluding the R$ 69 million expenses with the conversion of service stations and integration of operations, Ipiranga’s EBITDA reached R$ 846 million in 2009, equivalent to an EBITDA unit margin of R$ 49/m³, already close to the EBITDA unit margin of R$ 50/m³ in 2008. Oxiteno reported EBITDA of R$ 145 million, a 31% decrease over 2008, mainly as a consequence of historical costs of goods sold higher than replacement costs until 3Q09. Oxiteno estimates that the effect of the difference between historical and replacement costs was R$ 78 million in 2009. Ultracargo’s EBITDA amounted to R$ 105 million, a 107% growth over 2008, as a consequence of (i) the consolidation of União Terminais from 4Q08 onwards and the resulting operational synergies, (ii) the expansions of the Aratu terminal and (iii) an increase in the volume of products handled at the Suape terminal. In 2009, Ultracargo’s EBITDA margin reached 31%, higher than the 18% margin reported in 2008.

The EBITDA is a commonly used measure, similar to the operational result. Including EBITDA information aims to present a measure of our capacity to generate cash from operations. Among other uses, EBITDA is used as an indicator in Ultrapar’s commitments related to financings, according to note number 16 to the company’s financial statements. The EBITDA should not be considered separately, or as an alternative to net income, as a measure of operational performance, or as an alternative to the operational net cash flow, or even as a liquidity measure.

Depreciation and Amortization
Total depreciation and amortization costs and expenses in 2009 amounted to R$ 439 million, a R$ 64 million increase over 2008, due to the addition of the depreciation resulting from (i) the acquisitions of União Terminais and Texaco, (ii) Oxiteno’s expanded operations from 4Q08 onwards, and (iii) investments in new and in the conversion of unbranded service stations at Ipiranga.

Financial Result
Ultrapar reported net financial expenses of R$ 278 million in 2009, R$ 109 million higher than that of 2008. The increase in net financial expense in 2009 reflects an increase of Ultrapar’s net debt, which increased from R$ 1,538 million at the end of 2008 to R$ 2,060 million at the end of 2009, as a result of acquisitions carried out, particularly the disbursement related to the acquisition of Texaco in March, and investments in organic expansion.

Net Earnings
Consolidated net earnings amounted to R$ 467 million in 2009, 20% higher than that reported in 2008, as a consequence of the 25% increase in EBITDA at Ultrapar, partly offset by the increase in net debt and depreciation.

Indebtedness

Ultrapar ended the fiscal year 2009 with a gross debt of R$ 4,343 million, resulting in a net debt of R$ 2,060 million, 34% higher than the company’s net debt position at the end of 2008, but 20% lower than the net debt on March 31st, 2009, the date of the payment for the acquisition of Texaco.

Net debt

* Disbursement related to the acquisition of Texaco on March 31st, 2009 ** LTM – last twelve months

Outlook
Ultrapar’s leading position in the markets in which it operates combined with the investments made in the last few years place each of Ultrapar’s business units in a privileged position to benefit from the significant growth potential of the Brazilian market. For Ipiranga, the vehicle fleet continued growth and the increase in the demand for diesel, resulting from the economic growth recovery, allow Ipiranga to foresee increasing sales volume. In addition to maximize the benefits from this organic growth, Ipiranga will continue to capture gains from the acquisition of Texaco and to explore the existing potential to expand its network through the conversion of unbranded service stations and through the acquisition of local companies, mainly in the North, Northeast and Mid-West regions of Brazil. At Oxiteno, expasions of specialty chemicals production capacity completed and the strong presence in segments with significant growth outlook, such as cosmetics, detergents, agrochemicals, paints and varnishes, and oil and gas, should allow the company to benefit through an increase in sales volume and consequent operational leverage. Ultragaz, that reported significant growth in results in 2009, is uniquely positioned to benefit from the growth recovery in sales volume in the bulk segment, whose performance is directly linked to the economic activity and in which Ultragaz has a leading position. Ultragaz will also carry on its strategy of expanding in niche markets, such as the current expansion to the states of Pará and Maranhão. Finally, Ultracargo, which in 2009 assumed a leading role in the consolidation of the liquid bulk storage segment through integration of the acquisition of União Terminais and the acquisition of Puma in Suape, is expected to benefit from the increased globalization of the Brazilian economy, a process that will pass through the ports where Ultracargo operates and will benefit the segments served by Ultracargo.

Finally, we would like to thank all those who contributed to another year of important achievements for Ultrapar.

Ultrapar Participações S.A. and
Subsidiaries

Financial statements
as of December 31, 2009 and 2008
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries

Financial statements

as of December 31, 2009 and 2008

Table of contents

Independent auditors’ report	3 - 4

Balance sheets	5 - 6

Income statements	7

Statements of changes in shareholders’ equity	8 - 9

Statements of cash flows - Indirect method	10 - 11

Statements of value added	12

Notes to the financial statements	13 - 71

Independent auditors’ report

To
The Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo – SP

1.  We have examined the accompanying balance sheets of Ultrapar Participações S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2009 and 2008 and the related statements of income, changes in shareholders’ equity, cash flows and value added for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2.   Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the results of its operations, changes in its shareholders’ equity, cash flows and value added for the years then ended, in conformity with accounting practices adopted in Brazil.

São Paulo, February 22, 2010

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo Accountant CRC 1SP160482/O-6	Alexandre Heinermann Accountant CRC 1SP228175/O-0

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2009 and 2008

(In thousands of Reais)
Assets		Parent		Consolidated

Current assets	Note	2009	2008	2009	2008
Cash and cash equivalents	5	58,926	778,991	1,887,499	1,275,053
Financial investments	5	-	-	388,505	851,374
Trade account receivables	6	-	-	1,612,501	1,429,311
Inventories	7	-	-	942,181	1,033,756
Recoverable taxes	8	38,245	28,780	320,161	311,869
Deferred income tax and social
Contribution	10.a)	84	128	168,774	111,842
Dividends receivable		119,020	98,279	-	-
Other receivables		9	869	35,336	103,605
Prepaid expenses	11	-	-	22,832	19,000
Total current assets		216,284	907,047	5,377,789	5,135,810

Non-current assets
Long-term assets
Financial investments	5	-	-	7,193	7,193
Trade account receivables	6	-	-	338,200	210,057
Related companies	9.a)	774,082	77,034	7,606	5,640
Deferred income tax and social contribution	10.a)	147	115	472,741	408,708
Recoverable taxes	8	17,161	-	53,176	42,959
Escrow deposits		217	193	104,255	56,053
Other receivables		-	-	1,503	491
Prepaid expenses	11	-	-	38,922	24,581
		791,607	77,342	1,023,596	755,682
Investments
Subsidiaries	12.a)	4,955,753	4,765,558	-	-
Affiliates	12.b)	-	-	12,461	12,981
Others		-	-	10,794	21,000
Fixed assets	13 and 16.e)	-	-	3,791,274	3,131,496
Intangible assets	14	246,163	246,163	864,548	594,595
Deferred charges	15	-	-	9,819	15,604
		5,201,916	5,011,721	4,688,896	3,775,676
Total non-current assets		5,993,523	5,089,063	5,712,492	4,531,358
Total assets		6,209,807	5,996,110	11,090,281	9,667,168

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2009 and 2008

(In thousands of Reais)
		Parent		Consolidated

Liabilities	Note	2009	2008	2009	2008

Current liabilities
Loans and financing	16	-	1,203,823	1,008,209	1,645,534
Debentures	16	1,381	-	1,381	-
Finance lease	16.e)	-	-	10,728	12,581
Suppliers		10,026	426	891,869	614,201
Salaries and related charges		100	90	176,490	164,620
Taxes payable		1,422	113	125,474	88,972
Dividends payable	17.f)	160,875	119,941	170,724	127,021
Income tax and social contribution payable		-	-	18,975	17,418
Deferred income tax and social Contribution	10.a)	-	-	916	14,706
Post-employment benefits	23.b)	-	-	11,960	8,768
Provision for contingencies	22.a)	-	-	23,024	32,521
Other payables		847	1,372	48,236	21,378
Total current liabilities		174,651	1,325,765	2,487,986	2,747,720

Non-current liabilities
Long-term liabilities
Financing	16	-	-	2,131,388	2,000,941
Debentures	16	1,186,485	-	1,186,485	-
Finance lease	16.e)	-	-	4,637	12,866
Related companies	9.a)	-	1,825	4,071	4,422
Deferred income tax and social Contribution	10.a)	-	-	12,580	18,233
Provision for contingencies	22.a)	3,507	4,918	271,711	103,530
Post-employment benefits	23.b_	-	-	90,080	77,722
Other payables		-	-	37,052	13,471
Total non-current liabilities		1,189,992	6,743	3,738,004	2,231,185

Minority interest		-	-	35,017	38,187

Shareholders’ equity

Share capital	17.a)	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	17.c)	4,482	2,906	1,275	855
Revaluation reserve	17.d)	8,156	10,280	8,156	10,280
Profit reserves	17.e)	1,268,850	1,078,914	1,268,850	1,078,914
Treasury shares	17.b)	(123,720)	(127,332)	(136,403)	(138,807)
Valuation adjustment	2, 3.c) and 17.h)	(4,075)	(6,248)	(4,075)	(6,248)
Cumulative translation adjustments	2, 3.n) and 17.i)	(5,302)	8,309	(5,302)	8,309
	2 and 17.g)	4,845,164	4,663,602	4,829,274	4,650,076
Total liabilities and shareholders’ equity		6,209,807	5,996,110	11,090,281	9,667,168

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Years ended December 31, 2009 and 2008

(In thousands of Reais, except net earnings per share)

		Parent		Consolidated
	Note
		2009	2008	2009	2008

Gross revenue from sales and services	3.a)	-	-	37,851,350	29,536,420
Taxes on sales and services		-	-	(1,490,016)	(1,122,544)
Rebates, discounts and returns		-	-	(245,456)	(145,893)

Net revenue from sales and services		-	-	36,115,878	28,267,983
Cost of products and services sold	3.a)	-	-	(33,411,973)	(26,152,327)

Gross income		-	-	2,703,905	2,115,656

Income from investments in subsidiaries and affiliates
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	537,919	332,720	230	11

Operating revenues (expenses)
Selling and marketing		-	-	(819,582)	(584,163)
General and administrative		(671)	(271)	(706,778)	(552,953)
Depreciation and amortization		-	(42,876)	(281,802)	(287,245)
Other net operating income		11	458	19,328	22,114

Operating income before financial income and other revenues		537,259	290,031	915,301	713,420
Net financial income	20	(68,693)	(79,619)	(278,165)	(168,834)
Other income	18	-	210,454	20,312	11,212

Operating income before social contribution and income tax		468,566	420,866	657,448	555,798

Social contribution and income tax
Current	10.b)	(1,806)	(17,452)	(182,222)	(204,581)
Deferred charges	10.b)	(12)	(13,145)	(25,447)	12,689
Tax incentives	10.b) and 10.c)	-	-	20,575	40,309
		(1,818)	(30,597)	(187,094)	(151,583)

Income before minority interest and employee statutory interest		466,748	390,269	470,354	404,215
Employee statutory interest		-	-	-	(9,451)
Minority interest		-	-	(3,606)	(4,495)

Net income for the year	17.f)	466,748	390,269	466,748	390,269

Net income per equity share (annual weighted average) - R$		3.43	2.87

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Years ended December 31, 2009 and 2008

(In thousands of Reais, except dividends per share)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at December 31, 2007		3,696,773	3,664	11,641	100,062	825,361	-	-	-	(27,519)	4,609,982

Initial implementation of Law 11638/07	2	-	-	-	-	-	-	-	(313)	-	(313)
Purchase of shares for treasury		-	-	-	-	-	-	-	-	(105,014)	(105,014)
Sale of treasury shares	17.b)	-	(758)	-	-	-	-	-	-	5,201	4,443
Realization of revaluation reserve	17.d)	-	-	(1,361)	-	-	-	-	1,361	-	-
Income tax and social contribution on realization of revaluation reserve of subsidiaries	17.d)	-	-	-	-	-	-	-	(57)	-	(57)
Transfer to retained earnings		-	-	-	-	991	-	-	(991)	-	-
Valuation adjustments for financial instruments	3.c)	-	-	-	-	-	(6,248)	-	-	-	(6,248)
Currency translation of foreign subsidiaries	3.n)	-	-	-	-	-	-	8,309	-	-	8,309
Net income for the year		-	-	-	-	-	-	-	390,269	-	390,269

Appropriation of net income:
Legal reserve		-	-	-	19,513	-	-	-	(19,513)	-	-
Interim dividends (R$ 0.89 per share)		-	-	-	-	-	-	-	(119,006)	-	(119,006)
Proposed dividends payable (R$ 0.887031 per share)		-	-	-	-	-	-	-	(118,763)	-	(118,763)
Retained earnings		-	-	-	-	132,987	-	-	(132,987)	-	-

Balance at December 31, 2008		3,696,773	2,906	10,280	119,575	959,339	(6,248)	8,309	-	(127,332)	4,663,602

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Years ended December 31, 2009 and 2008

 (In thousands of Reais, except dividends per share)
					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at December 31, 2008		3,696,773	2,906	10,280	119,575	959,339	(6,248)	8,309	-	(127,332)	4,663,602

Sale of treasury shares	17.b)	-	1,576	-	-	-	-	-	-	3,612	5,188
Realization of revaluation reserve	17.d)	-	-	(2,124)	-	-	-	-	2,124	-	-
Income tax and social contribution on realization of revaluation reserve of subsidiaries	17.d)	-	-	-	-	-	-	-	(374)	-	(374)
Transfer to retained earnings		-	-	-	-	1,750	-	-	(1,750)	-	-
Valuation adjustments for financial instruments	3.c)	-	-	-	-	-	2,173	-	-	-	2,173
Currency translation of foreign subsidiaries	3.n)	-	-	-	-	-	-	(13,611)	-	-	(13,611)
Net income for the year		-	-	-	-	-	-	-	466,748	-	466,748

Appropriation of net income:
Legal reserve		-	-	-	23,337	-	-	-	(23,337)	-	-
Interim dividends (R$ 0.89 per share)	17.f)	-	-	-	-	-	-	-	(119,161)	-	(119,161)
Proposed dividends payable (R$1.19 per share)	17.f)	-	-	-	-	-	-	-	(159,401)	-	(159,401)
Retained earnings	17.f)	-	-	-	-	164,849	-	-	(164,849)	-	-

Balance at December 31, 2009		3,696,773	4,482	8,156	142,912	1,125,938	(4,075)	(5,302)	-	(123,720)	4,845,164

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Years ended December 31, 2009 and 2008

(In thousands of Reais)
		Parent		Consolidated
	Note	2009	2008	2009	2008

Cash flows from operating activities
Net income for the year		466,748	390,269	466,748	390,269
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	12	(537,919)	(332,720)	(230)	(11)
Depreciation and amortization		-	42,876	439,328	375,476
PIS and COFINS credits on depreciation		-	-	10,226	5,084
Interest, monetary and exchange rate changes		93,036	152,274	107,882	566,876
Deferred income tax and social contribution	10.b)	12	13,145	25,447	(12,689)
Minority interest in income		-	-	3,606	4,495
Proceeds from sale of fixed assets		-	(210,454)	(17,463)	(20,790)
Provision (release of provision) for loss on fixed assets		-	-	540	(1,900)
Others		-	-	699	1,586

Dividends received from subsidiaries		257,289	172,549	-	-

(Increase) decrease in current assets
Trade receivables	6	-	-	177,053	(80,022)
Inventories	7	-	-	377,814	(387,061)
Recoverable taxes	8	(9,465)	5,239	51,956	(100,309)
Other receivables		860	119	69,741	(82,337)
Prepaid expenses	11	-	-	8,441	(6,222)

Increase (decrease) in current liabilities
Trade payables		9,600	(1,677)	47,408	26,887
Wages and employee benefits		10	2	(2,688)	38,184
Taxes payable		1,309	(12,197)	20,335	(5,952)
Income tax and social contribution		-	-	1,351	(16,340)
Other payables		(525)	(1,574)	(13,634)	(17,255)

(Increase) decrease in long-term assets
Accounts receivable	6	-	-	(137,041)	(40,222)
Tax credits	8	(17,161)	-	(8,535)	20,332
Amounts in escrow		(24)	-	11,920	(22,491)
Other receivables		-	20	1,762	7,824
Prepaid expenses	11	-	-	(11,657)	1,882

Increase (decrease) in long-term liabilities
Provision for contingencies		(1,411)	159	3,843	32,507
Other payables		-	-	11,549	(54,375)

Net cash provided by operating activities		262,359	218,030	1,646,401	623,426

Cash flows from investment activities
Financial investments, net of redemptions		-	-	358,396	33,992
Disposal (acquisition) of investments, net	12	(4,980)	6,614	(1,360,598)	(432,370)
Capital contributions to subsidiaries	12	-	(1,101,828)	-	-
Capital reduction of subsidiaries	12	-	470,000	-	-
Cash of acquired subsidiaries		-	-	29,442	11,364
Merger and corporate reorganization		62,862	54,943	-	-
Acquisition of fixed assets	13	-	-	(484,548)	(891,693)
Increase in intangible assets	14	-	-	(38,735)	(37,853)
Increase in deferred charges	15	-	-	-	(4,933)
Gain on sale of fixed assets		-	-	44,315	45,046

Net cash provided by (used in) investment activities		57,882	(570,271)	(1,451,728)	(1,276,447)

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Years ended December 31, 2009 and 2008

(In thousands of Reais)
		Parent		Consolidated
	Note	2009	2008	2009	2008

Cash flows from financing activities
Financing and debentures
Fund raising	16	1,174,458	2,400,000	2,889,821	3,607,728
Amortization	16	(1,344,360)	(2,567,139)	(2,207,854)	(3,761,011)
Payment of financial lease	16	-	-	(13,853)	(10,476)
Dividends paid		(237,628)	(395,955)	(242,886)	(398,927)
Acquisition of minority interest		-	-	-	(18)
Purchase of shares for treasury	17.b)	-	(105,014)	-	(105,014)
Sale of treasury shares to subsidiaries		5,188	4,443	-	-
Payment from Petrobras and Braskem for delivery of Petrochemical and Distribution Assets		-	1,731,313	-	1,731,313
Related entities	9.a)	(637,964)	(34,242)	(2,317)	(5,711)

Net cash provided by (used in) financing activities		(1,040,306)	1,033,406	422,911	1,057,884

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(5,138)	7,798

Increase (decrease) in cash, banks and short-term investments		(720,065)	681,165	612,446	412,661

Cash and cash equivalents at the beginning of the year	5	778,991	97,826	1,275,053	862,392

Cash, banks and short-term investments at the end of the year	5	58,926	778,991	1,887,499	1,275,053

Additional information
Interest paid on financing		150,107	52,419	243,906	180,273
Income tax and social contribution paid for the year		-	6,401	41,301	126,558

Items not affecting cash for the period
Debt of acquired subsidiaries		-	-	-	43,472
Finance lease	16.g)	-	-	1,424	15,475
The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of value added

Years ended December 31, 2009 and 2008

(In thousands of Reais, except percentages)
		Parent				Consolidated
	Note	2009	%	2008	%	2009	%	2008	%
Revenues
Gross revenue from sales and services, except rents and royalties	3.a)	-		-		37,812,525		29,504,108
Rebates, discounts and returns		-		-		(245,456)		(145,893)
Allowance for doubtful accounts - Release (creation)		-		-		(549)		7,203
Other income		-		210,454		20,312		11,212
		-		210,454		37,586,832		29,376,630

Materials purchased from third parties
Raw materials used		-		-		(1,944,328)		(1,805,726)
Cost of goods, products and services sold	3.a)	-		-		(31,985,399)		(24,276,334)
Third-party materials, energy, services and others		(5,537)		(4,952)		(909,126)		(932,075)
Recovery (loss) of asset value		8,735		8,574		14,277		2,988
		3,198		3,622		(34,824,576)		(27,011,147)

Gross value added		3,198		214,076		2,762,256		2,365,483
Deductions
Depreciation and amortization		-		(42,876)		(449,554)		(380,560)

Net value added by the company		3,198		171,200		2,312,702		1,984,923

Value added received in transfer
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	537,919		332,720		230		11
Dividends and interest on equity at cost		30		30		74		2,796
Rents and royalties		-		-		38,825		32,312
Financial revenues	20	108,341		82,648		168,949		257,243
		646,290		415,398		208,078		292,362

Total value added available for distribution		649,488	100	586,598	100	2,520,780	100	2,277,285	100

Distribution of value added
Labor and benefits		3,198	-	2,899	1	826,479	33	699,918	31
Taxes, fees and contributions		9,902	2	31,749	5	746,763	30	694,471	30
Financial expenses and rents		169,640	26	161,681	28	477,184	19	488,132	21
Dividends and interest on equity		278,562	43	237,769	40	283,746	11	239,307	11
Retained earnings		188,186	29	152,500	26	186,608	7	155,457	7
Value added distributed		649,488	100	586,598	100	2,520,780	100	2,277,285	100

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

1	Operations

Ultrapar Participações S.A. (“Company”), with headquarters in the City of São Paulo, engages in the investment of its own capital in commercial and industrial activities and related businesses, including the subscription or acquisition of shares of other companies.

Through its subsidiaries, it operates in the segment of liquefied petroleum gas (LPG) distribution (“Ultragaz”), light fuel & lubricant distribution, and related business (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and provision of logistics services for liquid bulk cargo (“Ultracargo”). The Company also operates in the petroleum refining business through its investment in Refinaria de Petróleo Riograndense S.A.(RPR).

2	Presentation of financial statements

The individual and consolidated financial statements were prepared according to the accounting policies adopted in Brazil, which include the Brazilian Corporate Law, the standards, guidelines and interpretations issued by the Accounting Standards Committee and the rules issued by the Brazilian Securities Commission (CVM), applicable to the end of the fiscal year.

When preparing the consolidated financial statements related to 2008, the Company's management adopted for the first time changes in the corporate law introduced by Law 11638/07 of December 28, 2007 and Provisional Measure 449/08 of December 3, 2008 (promulgated as Law 11.941/09 on May 27, 2009), both amending and repealing existing provisions and adding new provisions to Law 6404/76 (Brazilian Corporate Law) to adapt the accounting policies adopted in Brazil to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The new rules effects on consolidated net income and shareholders’ equity as of December 31, 2008 are shown in the following chart:

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)
		2008
	CVM Resolution	Net income	Shareholders’ equity
Values before the implementation of Law 11638/07 and Law 11941/09		388,014	4,646,072

Effects of the implementation of Law 11638/07 and Law 11941/09:
Finance leases	554	2,402	2,385
Cost of funding	556	910	910
Marking-to-market of currency and interest rate hedging instruments	566	7,309	716
Marking-to-market of short-term investments available for sale	566	-	345
Equity in income of Metalplus	565	(22)	(317)
Cumulative translation adjustments	534	(8,344)	(35)

Total		2,255	4,004

Values in financial statements as of December 31, 2008		390,269	4,650,076

On February 22, 2010 the Company’s Executive Officers authorized the conclusion of these financial statements.

3	Summary of main accounting practices

a.         Recognition of income

Income is recognized on the accrual basis. Revenues from sales and costs are recognized as income when all risks and benefits associated with the products are transferred to the purchaser. Revenues from services provided and their costs are recognized as income when the services are performed.

b.         Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 5 for further detail on cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.        Financial instruments

In accordance with Resolution CVM 566/08, the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed payments or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•
Loans and receivables: non-derivative financial instruments with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

The Company and its subsidiaries designate as cash flow hedge certain derivative financial instruments used to hedge against changes in interest rates and variations in the exchange rate. In the case of derivatives designed to cash flow hedge of the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. In the case of foreign exchange derivatives designated by subsidiary RPR for protection of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of derivative and updated cost is recognized directly in the income of the subsidiary. Gains and losses recorded in the shareholders’ equity are included in income, in case of financial instruments prepayment.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 5, 16, and 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

d.         Current and non-current assets

The trade accounts receivables are recorded at the amount billed, adjusted to the present value if applicable, including all direct taxes of the Company and its subsidiaries.

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or market value.

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 3.q).

e.           Investments

Investments in subsidiaries are valued by the equity method of accounting.

Investments in companies on which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under common control are also valued by the equity method of accounting (see Note 12).

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary, and also include investments in progress.

f.           Fixed assets

Recorded at acquisition or construction cost, including financial charges incurred on fixed assets under construction, as well as significant maintenance costs resulting from scheduled plant outages.

Depreciation is calculated by the straight-line method, at the annual rates stated in Note 13, over the useful/economic life of the property.

Leasehold improvements in service stations are depreciated over the shorter of the contract term and useful/economic life of the property.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

g.         Financial leases

•           Finance leases

Certain financial lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or, if lower, present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 13. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 16.e).

•           Operating leases

Are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 22.d).

h.          Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the following criteria (see Note 14):

•   Goodwill is carried at the original value net of income taxes and social contribution less accumulated amortization as of December 31, 2008, when its amortization ends.

•   Other intangible assets acquired from third parties, such as software and commercial property rights, are measured at the total acquisition cost less accumulated amortization expenses.

The Company and its subsidiaries do not have intangible assets that were created internally or that have an indefinite useful life.

i.           Deferred charges

Deferred charges include restructuring costs that will produce benefits in future years (see Note 15). The Company and its subsidiaries decided to maintain the balances existing as of December 31, 2008 until they are fully amortized.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

j.          Current and non-current liabilities

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the financial statements. When applicable the current and noncurrent liabilities are recorded in present value based on interest rates that reflect the term, currency and risk of each transaction. Transaction costs incurred and directly attributable to the activities necessary only to accomplish the transactions in order to raise funds through contracting debt or loans or by issuing debt bonds, as well as premiums in the issuance of debentures and other debt instruments or shareholders’ equity, are appropriated to their instrument and amortized over the income as its terms pass.

k.          Income tax and social contribution on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 10.b).

l.          Provision for contingencies

The provision for contingencies is created for contingent risks with a probable chance of loss in the opinion of managers and internal and external legal counsel, and the values are recorded based on evaluation of the outcomes of the legal proceedings (see Note 22.a).

m.         Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 23.b).

n.         Basis for translating  financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in the shareholders’ equity as cumulative translation adjustments in  the fiscal year 2009 was R$ 5,302 of exchange rate loss (gain of R$ 8,309 in 2008).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Assets and liabilities of the other foreign subsidiaries, which do not have autonomy, are considered activities of their investor and are translated at the exchange rate in effect by the end of the respective fiscal year. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income. The loss recognized as income on December 31, 2009 amounted to R$ 10,794 (gain of R$ 30,428 in 2008).

o.         Use of estimates

The preparation of financial statements requires the Company’s management to make estimates and assumptions that affect the values of assets and liabilities presented as of the date of the financial statements, as well as the values of revenues, costs and expenses for the fiscal years presented. Although these estimates are based on the best information available to management about present and future events, the actual results may differ from these estimates.

p.         Impairment of assets

The Company reviews, at least annually, the carrying value of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. No impairment was recorded in the abovementioned fiscal years.

q.         Adjustment to present value

The subsidiaries booked the adjustment to present value of ICMS credit balances on fixed assets (CIAP – see Note 8). The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

4       Principles of consolidation and investments in affiliates

The consolidated financial statements were prepared following the basic principles of consolidation established by the Brazilian Corporate Law and CVM rules, including the following direct and indirect subsidiaries:

		% interest in the share capital – Dec. 31, 2009
	Location	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	Brazil	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	-	100
AGT – Armazéns Gerais e Transportes Ltda.	Brazil	-	100
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50
Ultracargo Argentina S.A.	Argentina	-	100
Melamina Ultra S.A. Indústria Química	Brazil	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100
Barrington S.L.	Spain	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100
Oxiteno USA LLC	United States	-	100
Global Petroleum Products Trading Corp. (**)	Virgin Islands	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100
Oxiteno Andina, C.A.	Venezuela	-	100
Oxiteno Europe SPRL	Belgium	-	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda.	Brazil	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-
am/pm Comestíveis Ltda.	Brazil	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100
Ipiranga Trading Limited	Virgin Islands	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100
Ipiranga Logística Ltda.	Brazil	-	100
Maxfácil Participações S.A. (*)	Brazil	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100
Comercial Farroupilha Ltda.	Brazil	-	100
Companhia Ultragaz S.A.	Brazil	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100
Utingás Armazenadora S.A.	Brazil	-	56
LPG International Inc.	Cayman Islands	-	100
Imaven Imóveis Ltda.	Brazil	-	100
Sociedade Anônima de Óleo Galena-Signal	Brazil	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

		% interest in the share capital – Dec. 31, 2008
	Location	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	Brazil	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	-	100
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50
Melamina Ultra S.A. Indústria Química	Brazil	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100
Barrington S.L.	Spain	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100
Oxiteno USA LLC	United States	-	100
Oxiteno International Corp.	Virgin Islands	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100
Oxiteno Andina, C.A.	Venezuela	-	100
Oxiteno Europe SPRL	Belgium	-	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda.	Brazil	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100
Companhia Brasileira de Petróleo Ipiranga	Brazil	100	-
am/pm Comestíveis Ltda.	Brazil	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100
Ipiranga Trading Limited	Virgin Islands	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100
Ipiranga Logística Ltda.	Brazil	-	100
Maxfácil Participações S.A. (*)	Brazil	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100
Comercial Farroupilha Ltda.	Brazil	-	100
Companhia Ultragaz S.A.	Brazil	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100
Utingás Armazenadora S.A.	Brazil	-	56
LPG International Inc.	Cayman Islands	-	100
Imaven Imóveis Ltda.	Brazil	-	100
Sociedade Brasileira de Participações Ltda.	Brazil	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	100	-

(*)	Proportionate consolidation, as specified in Article 32 of Instruction CVM 247/96.

(*)	New corporate name of Oxiteno International Corp., according to changes in December 2009.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

In August 2008, the Company, through the subsidiary Sociedade Brasileira de Participações Ltda. (“SBP”), entered into a purchase agreement with Chevron Latin America Marketing LLC and Chevron Amazonas LLC (collectively, “Chevron”) for the purchase of 100% of the shares issued by Chevron Brasil Ltda. (“CBL”) and by Sociedade Anônima de Óleo Galena Signal (“Galena”), both subsidiaries of Chevron that held Texaco fuel distribution business in Brazil (“Texaco”). On March 31, 2009, the acquisition was closed and SBP disbursed the amount of R$ 1,106 million, in addition to the US$ 38 million advanced payment made to Chevron in August 2008. The terms of acquisition do not include the assumption of Texaco’s net debt. As from April 1, 2009, the operations of Texaco were consolidated in the Company’s financial statements. On May 16, 2009, the subsidiary CBL had its name changed to Ipiranga Produtos de Petróleo S.A. (“IPP”). Under the purchase and sale contract, the existing working capital on March 31, 2009 was calculated, resulting in the payment of $ 162 million to Chevron on August 16, 2009, which reflects the higher net asset received at the closing. Goodwill breaks down into: R$ 398,985 based on future profitability and R$ 344,418, based on the difference between the market value and the carrying value of the assets. During the fiscal year 2009, in order to simplify the corporate structure, eliminate duplicated structures, enhance logistics efficiency and capture synergies, SBP and Companhia Brasileira de Petroleo Ipiranga ("CBPI") were merged into IPP consolidating  all light fuel and lubricant distribution and related activities in a single legal entity.

In October 2009, AGT - Armazéns Gerais e Transportes Ltda. was organized and constituted by the parent Transultra - Armazenamento e Transporte Especializado Ltda. (“Transultra”) , in order to operate freight, logistics and storage.

In November 2009, Oil Trading Importadora e Exportadora Ltda. was organized and constituted by the parent IPP in order to operate with imports and exports, in wholesale, goods and merchandise.

Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of significant transactions conducted between the companies. The interest of minority shareholders in the subsidiaries is indicated in the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

5          Financial assets

Financial assets, excluding cash and banks, are substantially represented by money invested: (i) in Brazil, in debentures, certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (CDI) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) the balances of cash and banks, and (ii) short-term investments, highly liquid, readily convertibles to a known amount of cash and which are subject to an insignificant risk of value change.

	Parent		Consolidated

	2009	2008	2009	2008

Cash and banks
In local currency	23	533	102,888	154,682
In foreign currency	-	-	25,452	9,669

Financial investments
In local currency
Fixed-income securities and funds	58,903	778,458	1,759,159	1,052,801

In foreign currency
Fixed-income securities and funds	-	-	-	57,901

Total cash and cash equivalents	58,926	778,991	1,887,499	1,275,053

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

•	Financial Investments

Financial assets that are not considered cash and cash equivalents are considered as financial investments.

	Parent		Consolidated

	2009	2008	2009	2008

Financial investments
In local currency
Fixed-income securities and funds	-	-	228,556	313,221

In foreign currency
Linked notes (a)	-	-	-	140,659
Fixed-income securities and funds	-	-	206,171	366,774

Income from currency and interest rate hedging instruments (b)	-	-	(39,029)	37,913

Total of financial investments	-	-	395,698	858,567

Current	-	-	388,505	851,374

Non-current	-	-	7,193	7,193

(a) Represents US$ 60 million in linked notes (“Linked Notes”) to notes issued by the subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) in the foreign market in 1997 (“Original Notes”). In April 2006, the subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”), the then owner of the Original Notes, sold such notes to a foreign financial institution. Simultaneously, the subsidiary purchased the Linked Notes from that financial institution. Such transaction enabled a financial gain to the subsidiary corresponding to the difference between the interest rate paid on Linked Notes and Original Notes, as remarked in Note 16.c). This financial instrument was classified as loans and receivables for measurement purposes (see Note 3.c). In December 23, 2009 subsidiary Oxiteno Overseas sold the Linked Notes to the financial institution and repurchased the Original Notes, closing this application.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(b) Accumulated gains (losses), net of income tax (see Note 21).

The financial assets of the Company and its subsidiaries, except cash and banks, were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; (iii) available for sale; and (iv) loans and receivables, as shown on the table below.

	Consolidated

	2009	2008

Measured at fair value through income	1,720,130	1,148,615
Held to maturity	7,193	7,193
Available for sale	427,534	672,802
Loans and receivables	-	140,659

Financial assets, except cash and banks	2,154,857	1,969,269

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

6          Trade account receivables (Consolidated)
	2009	2008

Domestic customers	1,511,872	1,294,905
Customer financing - Ipiranga	512,614	351,323
Foreign customers	112,819	106,141
(-) Advances on negotiable instruments issued	(72,144)	(53,223)
(-) Allowance for doubtful accounts	(114,460)	(59,778)
	1,950,701	1,639,368

Current	1,612,501	1,429,311

Non-current	338,200	210,057

Customer financing is provided for renovation and upgrading of service stations, purchase of products, and development of the fuel and lubricant distribution market.

The elevation of the trade account receivables balance is mainly due to the inclusion of the balance of Texaco.

Movements in the allowance for doubtful accounts are as follows:

Balance for 2008	59,778
Opening balance of Texaco acquisition	43,115
Additions	25,947
Write-offs	(14,380)
Balance for 2009	114,460

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

7          Inventories (Consolidated)
	2009			2008

		Provision for loss	Net balance		Provision for loss	Net balance
	Cost			Cost

Finished goods	205,265	(19,649)	185,616	333,054	(16,704)	316,350
Work in process	1,925	-	1,925	1,351	-	1,351
Raw materials	124,141	(52)	124,089	248,150	(22)	248,128
Liquefied petroleum gas (LPG)	24,769	-	24,769	29,535	-	29,535
Fuels, lubricants and greases	477,017	(1,310)	475,707	333,675	(876)	332,799
Consumable materials and bottles for resale	39,167	(1,039)	38,128	36,466	(1,373)	35,093
Advances to suppliers	77,865	-	77,865	55,711	-	55,711
Properties for resale	14,082	-	14,082	14,789	-	14,789
	964,231	(22,050)	942,181	1,052,731	(18,975)	1,033,756

Movements in the provision for loss are as follows:

Balance for 2008	18,975
Addition	3,075
Balance for 2009	22,050

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

8          Recoverable taxes

Are substantially represented by credit balances of Tax on Goods and Services (ICMS), Contribution to Social Security Funding (COFINS), Social Integration Plan (PIS), and Income Tax and Social Contribution.

	Parent		Consolidated

	2009	2008	2009	2008

IRPJ and CSLL	55,365	28,698	108,776	112,755
ICMS	-	-	241,389	174,088
Provision for ICMS losses (*)	-	-	(70,986)	(42,313)
Adjustment to present value of ICMS on fixed assets - CIAP (see Notes 3.q)	-	-	(3,830)	(5,511)
PIS and COFINS	21	21	78,684	76,561
Value-Added Tax (IVA) on the subsidiaries Oxiteno Mexico S.A. de C.V. and Oxiteno Andina, C.A.	-	-	9,762	13,303
IPI	-	-	3,721	22,208
Others	20	61	5,821	3,737
Total	55,406	28,780	373,337	354,828

Current	38,245	28,780	320,161	311,869

Non-current	17,161	-	53,176	42,959

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

The elevation of ICMS credit balance is due mainly to the inclusion of the balances of Texaco.

Movements in the provision for ICMS losses are as follows:

Balance for 2008	42,313
Opening balance of Texaco acquisition	36,296
Reversals	(6,563)
Write-offs	(1,060)
Balance for 2009	70,986

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

9          Related parties

a.         Related companies

	Parent
	Loans / Account receivables		Debentures	Financial income
	Assets	Liabilities	Assets

Companhia Ultragaz S.A.	2,490	-	-	-
Oxiteno S.A. Indústria e Comércio	623	-	-	-
Transultra - Armazenamento e Transporte Especializado Ltda.	830	-	-	-
Ipiranga Produtos de Petróleo S.A.	1,245	-	768,894	76,136

Total as of December 31, 2009	5,188	-	768,894	76,136

Total as of December 31, 2008	77,034	1,825	-	-

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Braskem S.A.	-	-	-	4,534
Copagaz Distribuidora de Gas Ltda.	-	-	246	-
Oxicap Indústria de Gases Ltda.	7,271	-	-	1,792
Petróleo Brasileiro S.A. – Petrobras	-	-	-	262,243
Quattor Química S.A.	-	-	-	1,523
Refinaria de Petróleo Riograndense S.A.(*)	-	-	-	14,751
Liquigás Distribuidora S.A.	-	-	195	-
Química da Bahia Indústria e Comércio S.A.	-	3,245	-	-
Other	335	826	63	-

Total as of December 31, 2009	7,606	4,071	504	284,843

Total as of December 31, 2008	5,640	4,422	829	206,191

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Transactions

	Sales	Purchases

Copagaz Distribuidora de Gas Ltda.	2,813	-
Petróleo Brasileiro S.A. - Petrobras	84,894	22,053,630
Braskem S.A.	14,354	541,136
Oxicap Indústria de Gases Ltda.	6	11,456
Servgás Distribuidora de Gas S.A.	922	-
Liquigás Distribuidora S.A.	4,270	-
SHV Gás Brasil Ltda.	1,189	-
Refinaria de Petróleo Riograndense S.A. (*)	-	691,950
Quattor Química S.A.	948	99,003

Total as of December 31, 2009	109,396	23,397,175

Total as of December 31, 2008	43,346	19,865,787

(*)	Relates to the non-eliminated portion of the transactions between RPR and IPP, since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, inputs, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 16.g.) The transactions of the Company and its subsidiaries related to post-employment benefits are described in Note 23.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.     Key management personnel - Compensation (Consolidated)

In 2009, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and designated officers) in the amount of R$ 23,472 (R$ 21,825 in 2008). Out of this total, R$ 20,616 relates to short-term compensation (R$ 18,320 in 2008), R$ 2,280 to compensation in stock (R$ 1,366 in 2008), and R$ 576 (R$ 2,139 in 2008) to post-employment benefits.

c.     Stock plan

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial award of beneficial ownership of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial award, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount awarded to executives as of December 31, 2009, including tax charges, was R$ 29,562 (R$ 22,407 in 2008). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended December 31, 2009 in the amount of R$ 3,430 (R$ 1,720 in 2008) was recorded as operating expense for the year. The values of the awards were determined on the date of award based on the market value of these shares on BM&FBovespa.

The chart below summarizes the information on the shares awarded to executives of the Company:

Date of award	Restricted shares awarded	Market value of shares (in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded
December 15, 2009	62,500	83.00	7,155	(101)	7,054
October 7, 2008	174,000	39.97	9,593	(2,037)	7,556
December 12, 2007	40,000	64.70	3,570	(1,263)	2,307
November 9, 2006	51,800	46.50	3,322	(1,052)	2,270
December 14, 2005	23,400	32.83	1,060	(433)	627
October 4, 2004	41,975	40.78	2,361	(1,239)	1,122
December 17, 2003	59,800	30.32	2,501	(1,521)	980
	453,475		29,562	(7,646)	21,916

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

10        Income tax and social contribution

 a.        Deferred income tax and social contribution

The Company and its subsidiaries recognize tax credits and debits, which are not subject to limitation periods, resulting from tax losses, temporary additions, negative tax bases and revaluation of fixed assets, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution are recorded under the following categories:

	Parent		Consolidated

	2009	2008	2009	2008

Assets - Deferred income tax and social contribution on:
Provision for loss of assets	-	-	26,383	25,845
Provisions for contingencies	147	115	68,695	58,996
Provision for post-employment benefit (see Note 23.b)	-	-	23,563	23,684
Provision for differences between cash and accrual basis	-	-	15,015	176
Provision for goodwill paid on investments (see Note 14)	-	-	390,267	320,451
Other provisions	84	128	35,389	26,500
Tax losses and negative tax base for the social contribution to offset	-	-	82,203	64,898

Total	231	243	641,515	520,550

Current	84	128	168,774	111,842

Non-current	147	115	472,741	408,708

Liabilities - Deferred income tax and social contribution on:
Revaluation of fixed assets	-	-	421	520
Accelerated depreciation	-	-	125	145
Provision for adjustments between cash and accrual basis	-	-	4,753	29,020
Temporary differences of foreign subsidiaries	-	-	1,645	1,225
Transition Tax Regime (RTT) effect	-	-	6,552	2,029

Total	-	-	13,496	32,939

Current	-	-	916	14,706

Non-current	-	-	12,580	18,233

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income tax and social contribution is stated as follows:

	Parent	Consolidated

Up to 1 year	84	168,774
From 1 to 2 years	-	124,997
From 2 to 3 years	147	105,385
From 3 to 5 years	-	177,428
From 5 to 7 years	-	56,810
From 7 to 10 years	-	8,121

	231	641,515

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.         Reconciliation of income tax and social contribution on income

Income tax and social contribution taxes are reconciled to the official tax rates as follows:

	Parent		Consolidated
	2009	2008	2009	2008

Earnings (loss) before taxation and equity in income of affiliates, after employee profit sharing	(69,353)	88,146	657,218	546,336
Official tax rates - %	34	34	34	34
Income tax and social contribution at the official tax rates	23,579	(29,970)	(223,453)	(185,754)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	1,504	(627)	(510)	(11,603)
Adjustment to estimated income	-	-	12,929	9,833
Interest on equity	(26,874)	-	-	-
Workers Meal Program (PAT)	-	-	683	357
Other adjustments	(27)	-	2,682	(4,725)
Income tax and social contribution before tax incentives	(1,818)	(30,597)	(207,669)	(191,892)

Tax incentives - ADENE	-	-	20,575	40,309
Income tax and social contribution in the income statement	(1,818)	(30,597)	(187,094)	(151,583)

Current	(1,806)	(17,452)	(182,222)	(204,581)
Deferred	(12)	(13,145)	(25,447)	12,689
Tax incentives - ADENE	-	-	20,575	40,309

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.         Tax exemption

The following subsidiaries are entitled to partial or total exemption from IRPJ under the government’s program for development of Northeastern Brazil:

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

11	Prepaid expenses (Consolidated)

	2009	2008

Rents	34,336	23,313
Advertising and publicity	2,614	3,053
Insurance premiums	3,213	5,723
Purchases of meal and transportation tickets	3,443	3,925
Taxes and other prepaid expenses	18,148	7,567
	61,754	43,581

Current	22,832	19,000

Non-current	38,922	24,581

12	Investments

a.         Subsidiaries (Parent company)

	2009
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Shareholders’ equity adjusted for intercompany unrealized profits - R$	654,923	1,572,801	2,730,652	(7,897)
Net income for the year after adjustment for unrealized profits - R$	35,508	53,963	98,883	38,740

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	2009							2008
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.	Sociedade Brasileira de Participações Ltda.	Companhia Brasileira de Petróleo Ipiranga	Total	Total

Movements in investments:
At the beginning of the year	619,415	1,542,653	-	(20,285)	79,938	2,543,837	4,765,558	4,256,802
Implementation of Law 11638/07	-	-	-	-	-	-	-	(313)
Equity in income of affiliates	35,508	53,963	98,883	12,880	(17,076)	353,761	537,919	332,720
Valuation adjustment of subsidiaries	-	2,371	-	(198)	-	-	2,173	(6,248)
Translation adjustments of foreign-based subsidiaries	-	(13,611)	-	-	-	-	(13,611)	8,309
Dividends and interest on equity (gross)	-	(12,575)	(121,453)	-	-	(144,002)	(278,030)	(98,279)
Capital increase (reduction)	-	-	-	4,980	-	-	4,980	631,828
Tax liabilities on equity-method revaluation reserve	-	-	(164)	-	-	(210)	(374)	(57)
Merger and corporate reorganization	-	-	2,753,386	-	(62,862)	(2,753,386)	(62,862)	(359,204)
At the end of the year	654,923	1,572,801	2,730,652	(2,623)	-	-	4,955,753	4,765,558

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.           Affiliated companies (Consolidated)

	2009
					Plenogás Distribuidora de Gás S.A. (i)
	Transportadora Sulbrasileira de Gás S.A.		Química da Bahia Indústria e Comércio S.A. (i)	Metalúrgica Plus S.A. (i)
		Oxicap Indústria de Gases Ltda.(i)

Number of shares or units held	20,125,000	156	1,493,120	3,000	1,384,308
Shareholders’ equity - R$	26,491	8,361	7,493	(322)	(1,605)
Net income (loss) for the period - R$	(141)	614	225	(219)	317
Interest in the capital - %	25	25	50	33	33

	2009				2008

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda. (i)	Química da Bahia Indústria e Comércio S.A. (i)	Total	Total
Movements in investments:
Balance at the beginning of the year	7,408	1,938	3,635	12,981	12,948
Initial implementation of Law 11638/07	-	-	-	-	22
Capital reduction	(750)	-	-	(750)	-
Equity in income of affiliates	(35)	152	113	230	11

Balance at the end of the year	6,623	2,090	3,748	12,461	12,981

(i)       Financial statements audited by other independent auditors.

In the consolidated financial statements, the investment of the subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) in the affiliate Oxicap Indústria de Gases Ltda. is valued by the equity method of accounting based on its financial statements as of November 30, 2009, while the other affiliates are valued based on the financial statements as of December 31, 2009.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

13       Fixed assets (Consolidated)

		2009				2008
	Average annual depreciation rate - %
			Accumulated depreciation	Provision for loss
		Cost			Net	Net

Lands	-	390,412	-	(197)	390,215	192,280
Buildings	4	1,054,545	(421,553)	-	632,992	463,374
Leasehold improvements(*)	7	362,812	(168,860)	-	193,952	133,605
Machinery and equipment(*)	10	2,447,581	(983,759)	(1,697)	1,462,125	1,429,081
Light fuel/lubricant distribution equipment and facilities	10	1,330,229	(772,870)	-	557,359	388,554
LPG tanks and bottles	10	326,671	(190,962)	-	135,709	126,881
Vehicles	21	238,006	(182,193)	-	55,813	65,579
Furniture and utensils	10	93,994	(53,252)	-	40,742	30,558
Construction in progress	-	201,378	-	-	201,378	184,019
Advances to suppliers	-	79,569	-	-	79,569	76,085
Imports in progress	-	4,738	-	-	4,738	3,432
Computer equipment	20	175,720	(139,038)	-	36,682	38,040
Others	-	-	-	-	-	8
		6,705,655	(2,912,487)	(1,894)	3,791,274	3,131,496

Movements in the provision for losses on fixed assets are as follows:

Balance for 2008	1,788
Write-offs	106

Balance for 2009	1,894

(*) According to a market announcement of December 22, 2009, subsidiary Terminal Químico de Aratu S.A. - Tequimar (“Tequimar”) acquired from Puma Storage do Brasil Ltda. (“Puma”) a terminal for liquid bulk storage with capacity of 83 thousand cubic meters located in the port of Suape, Pernambuco. That was the date of effective transfer of assets ownership and purchase price payment of R$ 44 million, of which R$ 31 million was recorded as machinery and equipment and $ 13 million as improvements in leasehold properties.

Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of fixed assets relate basically to toll manufacturing of equipment for expansion of plants.

As permitted by Law 11638/07 and Resolution CVM 565/08, the Company decided to maintain the revaluation balances until their realization, through depreciation or write-off, and they became part of the cost value of the goods. As of December 31, 2009, the revaluation balance of fixed assets was R$ 20,503 (R$ 22,824 in 2008).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

14       Intangible assets (Consolidated)

		2009				2008
	Average annual amortization rate - %
		Cost	Accumulated amortization	Provision for losses	Net	Net

Goodwill, net of tax effects	-	864,114	(130,046)	-	761,068	496,741
Software	20	228,627	(158,915)	-	69,712	65,692
Technology	20	23,659	(7,281)	-	16,378	14,480
Commercial property rights	3	16,334	(3,319)	-	13,015	13,564
Market rights	20	17,561	(14,882)	-	2,679	3,611
Others	10	3,976	(760)	(1,520)	1,696	507
		1,154,271	(288,203)	(1,520)	864,548	594,595

Movements in intangible assets in 2009 are as follows:

	Goodwill, net of tax effects	Software	Technology	Commercial property rights	Market rights	Others	Total
Balance at December 31, 2008	496,741	65,692	14,480	13,564	3,611	507	594,595
Additions	398,985	32,453	5,543	-	905	2,215	440,101
Write-offs	-	(5)	-	-	-	-	(5)
Amortization	-	(28,428)	(3,645)	(549)	(1,837)	(592)	(35,051)
Provision for losses	-	-	-	-	-	(434)	(434)
Deferred IRPJ/CSLL	(134,658)	-	-	-	-	-	(134,658)
Balance at December 31, 2009	761,068	69,712	16,378	13,015	2,679	1,696	864,548
Average annual amortization rate - %	-	20	20	3	20	10

In the income for the year, the amount of R$ 35,051 was recorded as amortization of intangible assets, of which R$ 26,832 was classified as expenses, and the rest was allocated to production and service cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Goodwill from acquisition of companies was amortized as of December 31, 2008, when its amortization ends, and the net remaining balance is tested for impairment annually.

The Company has the following balances of goodwill as of December 31, 2009 and 2008, net of tax effects (see Note 10.a):

	2009	2008

Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco	264,327	-
Others	8,928	8,928
	761,068	496,741

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational transportation and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”), and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”). Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Commercial property rights include those described below:

•
On July 11, 2002, the subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a like period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Research & development expenses amounted to R$ 22,176 in the income for the period ended December 31, 2009 (R$ 19,058 in the income for 2008).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

15       Deferred charges (Consolidated)

		2009			2008
	Average annual amortization rate - %
		Cost	Accumulated amortization	Net	Net

Restructuring costs	26	25,911	(16,092)	9,819	15,604

Restructuring costs relate to the LPG distribution business, namely: (i) costs for expansion projects involving new regions of activity and (ii) costs for restructuring the home distribution network to increase the contribution margin and expand the bottled gas business through new dealers. Costs will be maintained in this group until they are fully amortized, which will occur in December 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

16       Financing, debentures and finance lease (Consolidated)

a.           Composition

Description	2009	2008	Index/Currency	Weighted average financial charges Dec. 31, 2009 - %	Maturity

Foreign currency:
Notes in the foreign market (b)	431,029	577,365	US$	+7.2	2015
ACC	118,640	184,240	US$	+2.4	<266 days
Syndicated loan (c)	104,076	139,976	US$ + LIBOR (i)	+1.2	2011
BNDES	46,936	46,481	US$	+6.1	2010 to 2016
FINIMP - RPR	16,588	-	US$	+3.5	2010
Financial institutions	12,166	19,758	MX$ + TIIE (ii)	+1.9	2010 to 2014
Financial institutions	9,639	48,952	US$ + LIBOR (i)	+1.8	2010 to 2011
Financial institutions	1,011	6,017	Bs (iii)	+20.4	2010 to 2013
FINIMP - Tequimar	814	4,787	US$	+7.0	2012
BNDES	448	3,485	UMBNDES (iv)	+8.2	2010 to 2011
Notes in the foreign market (c)	-	140,322	US$	+9.0	2020
Subtotal	741,347	1,171,383

Local currency:
Debentures (d)	1,187,866	-	CDI	108.5	2012
BNDES	1,027,418	401,830	TJLP (v)	+3.7	2010 to 2019
Banco do Brasil	532,185	516,663	CDI	91.8	2010
Caixa Econômica Federal	495,286	-	CDI	120.0	2012
Banco do Nordeste do Brasil	112,602	103,519	$R	8.5(vi)	2018
Loan - MaxFácil	110,816	108,373	CDI	100.0	2010
FINEP	68,104	60,447	TJLP (v)	+0.9	2010 to 2014
Working capital loan - União Vopak/RPR	18,497	37,223	CDI	125.5	2010 to 2012
FINAME	16,680	39,097	TJLP (v)	+3.3	2010 to 2013
Postfixed finance lease (e)	13,240	24,422	CDI	+0.5	2010 to 2011
BNDES	12,323	-	$R	+5.1	2015
Financial institutions	2,180	-	$R	+10.1	2010
Prefixed finance lease (e)	2,125	1,025	$R	+13.6	2010 to 2014
Others	2,159	4,117	CDI	+0,4	2010 to 2011
Promissory notes (d)	-	1,203,823	CDI	+3.6	2009
Subtotal	3,601,481	2,500,539

Total of financing, debentures and finance lease	4,342,828	3,671,922

Current	1,020,318	1,658,115

Non-current	3,322,510	2,013,807

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(i)           LIBOR = London Interbank Offered Rate.

(ii)           MX$ = Mexican peso; TIIE = Mexican interbank balance interest rate.

(iii)           Bs = Venezuelan Bolivar Forte.

(iv)           UMBNDES = monetary unit of BNDES (Banco Nacional de Desenvolvimento Econômico e Social) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of December 2009, 95% of this composition reflected the U.S. dollar.

(v)           TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2009, TJLP was fixed at 6% p.a.
(vi)           Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On December 31, 2009, the FNE interest rate was 10% p.a. Over the interest, there is a compliance bonus of 15%.

The long-term amounts break down as follows by year of maturity:

	2009	2008

From 1 to 2 years	919,214	751,336
From 2 to 3 years	1,701,962	263,327
From 3 to 4 years	111,216	105,647
From 4 to 5 years	66,603	78,739
More than 5 years	523,515	814,758
	3,322,510	2,013,807

As provided in Resolution CVM 556/08, the transaction costs and issue premiums associated with fund raising by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 16.f.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.           Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and financial charge of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and its subsidiaries, as mentioned above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•
Required resolution of the Board of Directors for transactions with related parties in an amount exceeding US$ 15 million (except for transactions of the Company with subsidiaries and between subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

c.           Notes in the foreign market and syndicated loan

In June 1997, the subsidiary Cia. Ultragaz issued US$ 60 million in notes in the foreign market (Original Notes), with maturity in 2005, and in June 2005 obtained the extension of the maturity of these notes for June 2020, with a put/call option in June 2008, which was not exercised by the subsidiary and investor financial institutions.

In June 2005, the subsidiary Oxiteno Overseas acquired all the Original Notes issued by subsidiary Cia. Ultragaz with funds from a syndicated loan in the amount of US$ 60 million with maturity in June 2008 and financial charge of 5.05% p.a. In June 2008, the syndicated loan was renewed under the same conditions, but the financial charges have been changed to LIBOR + 1.25% p.a. The syndicated loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the syndicated loan, some obligations other than those in Note 16.b) must be maintained by the Company:

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

In April 2006, the subsidiary Oxiteno Overseas sold the Original Notes issued by Cia. Ultragaz to a financial institution. Simultaneously, the subsidiary acquired from that financial institution notes linked to the Original Notes (the Linked Notes), as described in Note 5, thus obtaining an additional return on this investment. On December 23, 2009 the subsidiary Oxiteno Overseas sold the Linked Notes to the financial institution and repurchased the Original Notes.

d.           Debentures

In June 2009, the Company made its third issuance of debentures, in a single series of 1,200 simple, nonconvertibles into shares, unsecured debentures with the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	May 19, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	100% CDI + 3.0% p.a.
Payment of interest:	Annually
Reprice:	Not applicable

The funds obtained with this issuance were used for prepaid payment, in June 2009, of 120 Promissory Notes in the total amount of R$ 1,200,000 issued by the Company in December 2008.

In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures. Thus, the interest of the debentures was reduced to 108.5%  CDI and its maturity date was extended to December 4, 2012. The debentures have annually interest payments and amortization in one single tranche at the maturity date, as according to the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108,5% CDI
Payment of interest:	Annually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

e.           Finance leases

The subsidiaries, IPP and Tequimar and Serma have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors, computer equipment and vehicles. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair price on the date of option, and management intends to exercise such option. No restrictions are imposed on these agreements.

The amounts of the fixed assets, net of depreciation, and of the liabilities corresponding to such equipment, recorded as of December 31, 2009 and 2008, are shown below:

	2009		2008
	Fuel distribution equipment	IT equipment and vehicles	Fuel distribution equipment	IT equipment and vehicles

Fixed assets net of depreciation	22,470	3,685	25,407	3,670

Financing	13,151	2,214	23,303	2,144

Current	10,079	649	11,335	1,246
Non-current	3,072	1,565	11,968	898

The future disbursements (installments), assumed under these contracts, total approximately:

	2009		2008
	Fuel distribution equipment	IT equipment and vehicles	Fuel distribution equipment	IT equipment and vehicles

Up to 1 year	10,308	884	11,642	1,367
More than 1 year	3,140	1,849	12,239	1,107

	13,448	2,733	23,881	2,474

The above installments include the amounts of ISS payable on the monthly installments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

 f.           Transaction costs

Transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument and recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of Dec. 31, 2008	Incurred cost	Amortization	Balance as of Dec. 31, 2009

Debentures (d)	0.6%	-	22,515	(2,671)	19,844
Caixa Econômica Federal	0.8%	-	11,193	(3,122)	8,071
Notes in the foreign market (b)	0.2%	8,061	-	(2,913)	5,148
Banco do Brasil	0.2%	723	-	(629)	94
Promissory notes (d)	1.1%	49	12,631	(12,680)	-
Others	0.7%	752	820	(613)	959
Total		9,585	47,159	(22,628)	34,116

The amount to be appropriated to income in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Debentures (d)	6,329	6,738	6,777	-	-	-	19,844
Caixa Econômica Federal	3,625	3,825	621	-	-	-	8,071
Notes in the foreign market (b)	858	858	858	858	858	858	5,148
Banco do Brasil	94	-	-	-	-	-	94
Others	444	342	50	51	51	21	959
Total	11,350	11,763	8,306	909	909	879	34,116

g.           Collateral

Financing is secured by liens on fixed assets amounting to R$ 38,657 as of December 31, 2009 (R$ 66,680 in 2008), by guarantees in the amount of R$ 2,617,873 as of December 31, 2009 (R$ 1,440,451 in 2008) and promissory notes.

Some subsidiaries issued collaterals to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 20,171 as of December 31, 2009 (R$ 18,786 in 2008), with maturities of no more than 211 days. As of December 31, 2009, the Company and its subsidiaries did not have losses or recorded any liabilities in connection with these collaterals.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 10 million. As of December 31, 2009, there was no event of default of the debts of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

17       Shareholders’ equity

a.           Share capital

The Company is a publicly traded company listed on the São Paulo (“BM&FBovespa”) and New York Stock Exchanges (“NYSE”), with a subscribed and paid-in capital represented by 136,095,999 shares without par value, including 49,429,897 common and 86,666,102 preferred shares.

As of December 31, 2009, 13,024,251 preferred shares were outstanding abroad in the form of American Depositary Receipts (“ADRs”).

Preferred shares are nonconvertible into common shares, nonvoting, and give their holders priority in capital redemption, without premium, upon liquidation of the Company.

At the beginning of 2000, the Company, granted tag-along rights under a shareholders’ agreement, which gives non-controlling shareholders the right to the same conditions as negotiated by the controlling shareholders in case of transfer of the control of the Company. In 2004, these rights were incorporated into the Bylaws of the Company.

The Company is authorized to increase the capital without amendment to the Bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000 through the issuance of common or preferred shares, regardless of the current number of shares, subject to the limit of 2/3 of preferred shares in the total shares issued.

b.           Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997. In 2009, there were no stock repurchases.

As of December 31, 2009, the financial statements of the parent company totaled 2,138,772 preferred shares and 6,617 common shares held in treasury, acquired at an average cost of R$ 57.79 and R$ 19.30 per share, respectively. In the consolidated financial statements, 2,592,247 preferred shares and 6,617 common shares are held in treasury, acquired at an average cost of R$ 54.22 and R$ 19.30 per share, respectively.

The price of preferred shares issued by the Company as of December 31, 2009 on BM&FBovespa was R$ 80.11.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.           Capital reserve

The capital reserve reflects the gain of the transfer of shares at market price to be held in treasury in the Company’s subsidiaries, at an average price of R$ 47.46 per share. Such shares were used to award beneficial ownership to executives of these subsidiaries, as mentioned in Note 9.c).

d.           Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

In some cases, tax charges on the equity-method revaluation reserve of certain subsidiaries are recognized as the reserve is realized, as they preceded the issuance of Resolution CVM 183/95.

e.           Retention of profits reserve

Used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments. Formed in accordance with Article 196 of the Brazilian Corporate Law, it includes both the portion of net income for the year and the realization of the revaluation reserve, and in 2008, the portion of initial adjustment to Law 11638/07 and 11941/09.

f.           Dividends and allocation of net income for the year in the parent company

The shareholders are entitled under the Bylaws to a minimum annual dividend of 50% of the adjusted net income, calculated in accordance with the Brazilian Corporate Law.

The proposed dividends reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, are as follows:

2009

Net income for the year	466,748
Legal reserve	(23,337)
Retained earnings	(164,849)

Dividends payable	278,562

Interim dividends (R$ 0.89 per share)	(119,161)

Proposed dividends payable (R$ 1.19 per share)	(159,401)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

g.           Reconciliation between parent company and consolidated shareholders’ equity

	2009	2008

Parent company shareholders’ equity	4,825,164	4,663,602
Treasury shares held by subsidiaries – net of realization	(12,683)	(11,475)
Capital reserve from sale of treasury shares to subsidiaries – net of realization	(3,207)	(2,051)

Consolidated shareholders’ equity	4,829,274	4,650,076

h.           Valuation adjustment

In valuation adjustment (i) the differences between the fair value and adjusted cost of financial investments classified as available for sale and of financial instruments designated as a cash flow hedge of the change in interest rates and (ii) the effect of exchange rate changes on derivatives designated as hedging by RPR, used to protect the future cash flow are recognized directly in shareholders’ equity. In all cases, the gains and losses recorded in the shareholders’ equity are included in income, in the case of financial instruments prepayment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

i.           Cumulative translation adjustments of foreign currency

The change in exchange rates on foreign subsidiaries denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

18       Other income

a. Parent company

In 2008, other income relates to gain on corporate reorganization involving the subsidiaries Ultragaz Participações S.A., CBPI and Distribuidora de Produtos de Petroleo Ipiranga S.A., which were eliminated in the equity in income of these subsidiaries, in accordance with Instruction CVM 319/99.

b. Consolidated

Other income is composed of R$ 20,312 (revenue) (R$ 11,212 (revenue) in 2008) mainly of proceeds from the sale of fixed assets, especially LPG bottles, land, vehicles, and tank wagons. In 2008, they include the gain on the disposal of all interest held by the subsidiary Oxiteno S.A. in Petroquímica União S.A.

19       Segment information

The company operates four main business segments: gas distribution, fuel distribution, chemicals, and logistics. The gas distribution segment distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast Regions of Brazil. The fuel distribution segment operates the distribution of fuels and lubricants and related activities throughout all the Brazilian territory, since the acquisition of Texaco on April 1, 2009. The chemicals segment produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment provides transportation and storage services, especially in the Southeast, and Northeast Regions of Brazil. The segments shown in the financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The main financial information on each segment of the Company can be stated as follows (excluding inter-segment transactions):

	2009						2008

	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Others	Consolidated	Consolidated
Net revenue	3,438,664	1,921,117	272,893	30,457,965	25,239	36,115,878	28,267,983
Operating earnings before financial revenues (expenses), other revenues and equity in income of affiliates	162,340	40,710	52,514	622,603	36,904	915,071	713,409
Total assets	1,325,786	2,636,662	886,920	5,728,864	512,049	11,090,281	9,667,168

On the table above, the column “others” is composed primarily of the parent company Ultrapar Participações S.A. and the investment in RPR.

20       Financial income (Consolidated)

	2009	2008

Financial revenues:
Interest on financial investments	129,911	232,100
Interest from customers	33,971	22,518
Other revenues	5,067	2,625
	168,949	257,243

Financial expenses:
Interest on financing	(315,517)	(304,106)
Interest on debentures	(81,124)	(22,087)
Interest on finance lease	(2,364)	(2,862)
Bank charges, IOF, and other charges(*)	(39,054)	(24,559)
Monetary changes and changes in exchange rates, net of income from hedging instruments	12,427	(46,346)
Provisions updating and other expenses	(21,482)	(26,117)
	(447,114)	(426,077)

Financial income	(278,165)	(168,834)

(*) In 2009, includes R$ 11.0 million of guarantee commission related to Texaco and R$ 4.5 million related to IOF (tax on financial operations) on foreign exchange contract for the acquisition of Texaco.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

21       Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance
The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The Company has a conservative policy for the management of assets, financial instruments and financial risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.
•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Currency risk
Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The subsidiaries of the Company use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of December 31, 2009 and December 31, 2008:

Assets and liabilities in foreign currency

Amounts in millions of Reais	2009	2008

Assets in foreign currency
Financial assets in foreign currency (except instrument of protection)	231.6	575.0
Foreign trade receivables, net of advances on export contract and provision for loss	40.1	52.0
Advances to foreign suppliers, net of accounts payable arising from imports	43.4	79.1
Investments in foreign subsidiaries	59.8	111.9
	374,9	818.0

Liabilities in foreign currency
Financing in foreign currency	(724.8)	(1,171.4)

Currency hedging instruments	227.9	242.0

Net asset (liability) position	(122.0)	(111.4)

Net asset (liability) position – RPR[1]	87.0

Net asset (liability) position – Total	(35.0)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(1)
Amount disclosed on December 31, 2009 due to its magnitude and to RPR having independent financial management. The net asset position of RPR reflects the amount of R$ 126 million of contracted exchange rate swaps primarily to protect the future import of oil, net of (i) R$ 17 million of financing in foreign currency and (ii) R$ 22 million of suppliers in foreign currency.

Based on the net liability position of R$ 122.0 million in foreign currency shown above, we estimate that a 10% devaluation (valuation) of the Real would produce a total effect of R$ 12.2 million, of which R$ 17.7 million of financial expense (revenue) and R$ 5.5 million of gain (loss) directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 3.n).

Interest rate risk
The Company and its subsidiaries adopt conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the interest rate for Interbank Certificate of Deposit (CDI), as set forth in Note 5. Fund raising primarily results from financing from BNDES and other development agencies, debentures and funds raised in foreign currency, as shown in Note 16.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2009, the Company and its subsidiaries did not have derivative financial instruments for interest rate risk management linked to domestic loans.

Credit risks
The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volumes of financial investments are subject to maximum limits by country and, therefore, require diversification of counterparty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. As of December 31, 2009, Ipiranga maintained R$ 98,330 (R$ 46,960 in 2008),Ultragaz maintained R$ 12,719 (R$ 9,007 in 2008),  Oxiteno maintained R$ 2,089 (R$ 2,263 in 2008) and the subsidiaries of Ultracargo Operações Logísticas e Participações Ltda. maintained, R$ 1,322 (R$ 1,548 in 2008) as a provision for potential loss on their accounts and assets receivables.

Selection and use of financial instruments
In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above Sections of this Note, therefore, are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

	Counterparty	Maturity	Initial notional amount		Fair value		Amounts payable or receivable for the period (Dec. 31, 2009)
							Amount receivable	Amount payable
			2009	2008	2009	2008
			US$ million	US$ million	R$ million	R$ million	R$ million	R$ million
Swap contracts

a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars	Bradesco, Citibank,	Jan 2010 to	202.8	123.5	350.8	291.6	350.8	-
Payables in CDI interest rate	Goldman Sachs,	Dec 2015	(202.8)	(123.5)	(385.5)	(236.4)	-	385.5
Total result	HSBC, Itaú, Santander		-	-	(34.7)	55.2	350.8	385.5

b – Exchange rate swaps payable in U.S. dollars			69.2	18.3	122.1	44.1	122.1	-
Receivables in CDI interest rates	Bradesco, Citibank,	Jan 2010 to Apr 2010	(69.2)	(18.3)	(118.9)	(42.9)	-	188.9
Payables in U.S. dollars	Deutsche, Itaú,		-	-	3.2	1.2	122.1	188.9
Total result	Santander

c - Interest rate swaps			60.0	60.0	100.7	133.8	100.7	-
Receivables in LIBOR interest rate in U.S. dollars			(60.0)	(60.0)	(104.7)	(140.5)	-	104.7
Payables in fixed interest rate in U.S. dollars	Itaú	Jun 2011	-	-	(4,0)	(6.7)	100.7	104.7
Total result

d – NDFs (non-deliverable forwards) – RPR			73.3		125.9		125.9	-
Receivables in U.S. dollars			(73.3)		(127.8)		-	127.8
Payables in predetermined interest rate in R$	Banco do Brasil, HSBC	Jan 2010 to Nov 2010	-		(1.9)		125.9	127.8
Total result

Total gross result			-	-	(37.4)	49.7	699.5	736.9
Income tax			-	-	(1.6)	(11.8)	(1.6)	-
Total net result			-	-	(39.0)	37.9	697.9	736.9

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Hedging instruments existing as of December 31, 2009 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of a debt in U.S. dollars by converting it into a debt in Reais linked to CDI. As of December 31, 2009, the Company and its subsidiaries had outstanding swap contracts totaling US$ 202.8 million in notional amount and, on average, they had asset position at US$ + 4.94 p.a. and liability position at 116.70 % of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of December 31, 2009, these swap contracts totaled US$ 69.2 million and, on average, had an asset position at 77.56% of CDI and liability position at US$ + 0.0% p.a.

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60 million from floating into fixed. As of December 31, 2009, the subsidiary Oxiteno Overseas had a swap contract with a notional amount of US$ 60 million, with an asset position at US$ + LIBOR + 1.25% p.a. and a liability position at US$ + 4.93% p.a.

Hedging against foreign exchange exposure of a firm commitment in foreign currency (RPR) - The purposes of these contracts is to offset the effect of the change in exchange rates on imports of oil denominated in U.S. dollars (US$ 63.5 million) and the financing denominated in foreign currency (US$ 9.8 million). On December 31, 2009 the subsidiary RPR held NDF (non-deliverable forwards) contracts with contracted average future U.S. dollar of R$ 1.8096/US$ and principal, proportional to the Company’s interest of US$ 73.3 million.

The Company and its subsidiaries designate as cash flow hedges some instruments of protection for future cash flows. These instruments of protection whose purpose is to protect the cash flows (i) from the risk of fluctuations in Libor on loans contracted and (ii) the risk of exchange rate changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On December 31, 2009 these instruments of protection amounted $ 123.5 million.

Gains (losses) on instruments of protection

The following table summarizes the values of gains (losses) recorded in the fiscal year 2009 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	Consolidated
	R$ million
	Income	Shareholders’ equity

a –Exchange rate swaps receivable in U.S. dollars	(24.1)	-
b – Exchange rate swaps payable in U.S. dollars	30.5	-
c – Interest rate swaps	(2.2)	2.7
d – NDFs (non-deliverable forwards) – RPR	(5.4)	(0.2)
Total	(1.2)	2.5

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the income of the hedged subject (debt).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Fair value of financial instruments
The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of December 31, 2009 and December 31, 2008 are stated below:

	2009		2008
	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	128,340	128,340	164,351	164,351
Currency and interest hedging instruments	(39,029)	(39,029)	37,913	37,913
Financial investments	2,193,886	2,193,886	1,931,356	1,931,356

	2,283,197	2,283,197	2,133,620	2,133,620

Financial liabilities:
Financing	3,139,597	3,173,121	3,646,475	3,601,195
Debentures	1,187,866	1,187,866	-	-
Finance lease	15,365	15,365	25,447	25,447

	4,342,828	4,376,352	3,671,922	3,626,642

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash on current account are identical to the carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which correspond to their fair value.
•
Financial investments in CDBs and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•
The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2009 and December 31, 2008. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries used quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Sensitivity analysis
The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBovespa as of December 31, 2009. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.73 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Real in the likely scenario.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of December 31, 2009, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2009 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	93,164	194,236	295,307
(2) Debts in dollars	appreciation	(93,110)	(194,155)	(295,201)
(1)+(2)	Net Effect	54	81	106
Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	(3,414)	(34,380)	(65,346)
(4) Gross margin of Oxiteno	Net Effect	3,414	34,380	65,346
(3)+(4)		-	-	-
NDF exchange (RPR)
(5) NDF Receivables in U.S. Dollars	Dollar appreciation	5,730	39,067	72,404
(6) Petroleum imports / FINIMP		(5,730)	(39,067)	(72,404)
(5)+(6)	Net Effect	-	-	-

For the sensitivity analysis of the interest rate hedging instrument, the Company used the future LIBOR curve (BBA – British Bankers Association) as of December 31, 2009 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Based on the three interest rate scenarios, management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on December 31, 2009. The result is stated on the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in dollars)
(1) LIBOR / fixed rate swap	Increase in LIBOR	1,484	2,030	2,575
(2) LIBOR Debt	Net Effect	(1,496)	(2,045)	(2,594)
(1)+(2)		(12)	(15)	(19)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

22       Contingencies and commitments (Consolidated)

a.           Civil, tax and labor proceedings

On October 7, 2005, the subsidiaries Cia Ultragraz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained an injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 135,821 as of December 31, 2009 (R$ 117,679 as 2008) and have recorded a corresponding liability.

Subsidiaries Cia. Ultragaz, Utingás Armazenadora S.A. (“Utingás”), Tequimar, Transultra and Ultracargo - Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) have filed actions with a motion for injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91) and maintain a provision of R$ 15,436 as of December 31, 2009 (R$ 14,575 as 2008) to cover any contingencies if they lose such actions.

The Company and some of its subsidiaries have filed actions with a motion for injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 7,044 as of December 31, 2009 (R$ 6,804 as of  2008).

The subsidiary IPP has proposed a Declaratory Action questioning the constitutionality of Law No. 9316/96, which denied the CSLL from the IRPJ calculation basis. This action had its application denied at lower court levels, and the subsidiary is awaiting the judgment of the appeal made to the STF. As a result of the decisions issued, the subsidiary has constituted judicial deposits and recorded a provision for contingencies amounting to  R$ 12,528 as of December 31, 2009.

Based on the favorable jurisprudence and the opinion of its legal counsel, the subsidiaries Oxiteno Nordeste and Oxiteno S.A. filed lawsuits to obtain exclusion of export revenues from the tax base for CSLL. The injunction was granted to Oxiteno Nordeste and the subsidiary is making judicial deposits of the amounts in discussion, as well as provisioning the corresponding contingency in the amount of R$ 902; the subsidiary Oxiteno S.A. awaits judgment of appeal against the sentence which denied the requested injunction, and is still normally paying the CSLL.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Transultra, RPR, Tropical Transportes Ipiranga Ltda. (“Tropical”), Empresa Carioca de Produtos Químicos S.A. (“EMCA”) e IPP, filed for an injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained an injunction and are paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 43,571 as of December 31, 2009 (R$ 24,255 as of 2008); the others subsidiaries did not obtain an injunction and are awaiting the judgment of these lawsuits.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 34,202, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of the interest on capital. The total amount accrued at December 31, 2009 is R$ 21,724 (R$ 21,943 as of 2008).

The subsidiaries IPP have provisions for contingencies related to ICMS related mainly to: (a) ownership of the credit for the difference between the value that was the basis for the retention tax and the amount actually practiced in sales to final consumers, resulting in excessive retention of ICMS by the Refinery, R$ 50,340, (b) delinquency notice for interstate sales of fuel to industrial customers without taxation of ICMS, because the interpretation of Article 2 of the LC 87/96, R$ 40,604, (c) requirement of the reversal of ICMS credits in the State of Minas Gerais, in the interstates, made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of the credits and was suspended by an injunction granted by the STF, R$ 39,171, (d) requirement of ICMS-ST on interstate sales from the distributors to final consumers, because there is no retention under the duration of the Conventions ICMS 105/92 and 112/93 R$ 17,664 (e) assessments for deducting of unconditional discounts from the tax basis for ICMS due to tax substitution, in the state of Minas Gerais, R$ 16,847, (f) delinquency notice resulting from lack of ICMS collection in the States due to errors or lack of delivery of reports in interstate operations, contemplated by Convention ICMS 54/02, that enabled the transfer of ICMS to the state of fuel consumption, R$ 3,822, and (g) requirement for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by the DNC (currently ANP – National Petroleum, Natural Gas and Biofuel Agency), R$ 8,867.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The main tax claims of the subsidiary IPP that were considered to pose a possible risk of loss, and based on this position, have not been provided for in the financial statements, relate to ICMS and related mainly to: (a) assessments for lack of retention of ICMS-ST in the sale of petroleum products to customers who held decisions designed to separate the tax substitution, R$ 101,809, (b) requirement of proportionate reversal of ICMS credits in view of the acquisitions of hydrous ethanol to give higher values than the its sales, because of the transfer of a portion of financial support for agriculturists (FUPA) made by the distributors upon the acquisitions subsequently reimbursed by the DNC, R$ 69,687, (c) requirement of the reversal credit on the difference between the values that formed the basis for withholding tax and the amounts actually charged on sales to final consumers, R$ 39,218, (d) assessments for alleged non-payment of taxes, R$ 46,954, (e) requirement by SEFAZ RJ-reversal of ICMS credits on purchases of basic oils, due to the subsequent output of finished lubricant without taxation, R$ 34,671, (f) delinquency notice on interstate sales of fuel for industrial customer without ICMS, following the interpretation of Article 2 of LC 87/96, R$ 14,639, (g) records of notices issued in Ourinhos / SP for the operations to return the loan of ethanol made with tax deferral, R$ 18,370, (h) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credit and was suspended by an injunction granted by STF, R$ 14,201, (i) disallowance of ICMS credits taken in the bookkeeping of bills considered inapt, though the understanding of the STJ is in the sense that it is possible to take credit for the buyer even if there is defect in the document of the seller, provided that the remains confirmed that the transaction actually took place, R$ 14,957, (j) records of notices issued on the grounds of alleged improper calculation of the base of ICMS, since it was not included in the database to calculate the value of the tax itself in interstate operations with petroleum products for final consumers, R$ 12,823, (k) requiring the reversal of ICMS credits on the freight contract to transport fuel, due to the fact that the operation is not taxed as constitutional non-impact, for R$ 12,422 and (l) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling the product in which the review believes that there is input or output without a corresponding issue of invoice, R$ 10,099.

In addition, the subsidiary IPP has infraction of the non-approval of set-off of IPI credits appropriate under inputs taxed whose outputs were under the protection of immunity. The non-provisioned amount of contingency, updated as of December 31, 2009, is R$ 53,288 (R$ 40,430 as of 2008 ). The subsidiary also has legal lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2445/88 and 2449/88, which non-provisioned amount updated as of December 31, 2009 is R$ 98,608.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

In 1990, the Union of Workers in Petrochemical Plants, of which the employees of the subsidiaries Oxiteno Nordeste and EMCA are members, filed an action against the subsidiaries to enforce adjustments established under a collective labor agreement, in lieu of the salary policies actually implemented. At the same time, the Employers’ Association proposed a collective bargaining for interpretation and clarification of Clause Four of the agreement. Based on the opinion of its legal counsel, who reviewed the latest decision of STF in the collective bargaining and the position of the individual action of the subsidiary Oxiteno Nordeste, management of the subsidiaries did not deem it necessary to record a provision as of December 31, 2009.

Subsidiary Cia. Ultragaz is facing an administrative case pending before the CADE, for alleged anticompetitive practice in cities in the Triângulo Mineiro region in 2001. Recently, the CADE entered a decision against Cia. Ultragaz imposing a penalty of R$ 23,104. This administrative decision had its execution suspended under court order and the merits are being discussed in court. Based on the above elements and on the opinion of its legal counsel, the subsidiary’s management did not record a provision to this contingency.

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 29 are already shelved; only 1 was adverse in the second instance, which can still be appealed, and if such decision is upheld, the value is R$ 17. There is only 1 action yet to be decided. The subsidiary has insurance coverage for these legal proceedings, and the value not insured is R$ 19,554. The Company did not record any provision for this value because it considers the chances of realization of this contingency as essentially remote.

Subsidiary IPP has provisions for settlement of terms of contracts with customers and ex-service providers, as well as environmental issues, in the amount of R$ 31,728 as of December 31, 2009 (R$ 3,744 in 2008).

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk, and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the financial statements due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Movements in provisions, net of amounts in escrow, are as follows:

Provisions	Balance in 2008	Opening balance of Texaco acquisition	Additions	Write- offs		Adjustments	Balance in 2009

IRPJ and CSLL	143,657	12,528	14,619	(22)		11,321	182,103
PIS and COFINS	48,778	7,989	8,818	(1,702)		4,107	67,990
ICMS	62,687	132,121	1,186	(7,935)		4,485	192,544
INSS	8,101	-	-	(269)		695	8,527
Civil litigation	3,949	28,477	-	(503)		-	31,923
Labor litigation	11,370	12,038	-	(14,559)	(*)	177	9,026
Others	5,632	-	783	(212)		702	6,905
(-) Amounts in escrow	(148,123)	(23,754)	(20,814)	1,128		(12,720)	(204,283)

Total	136,051	169,399	4,592	(24,074)		8,767	294,735

* In August 2009, the amount of R$ 11,177, related to the education salary of IPP was reclassified to “Other Payables”, given the authorization to pay the amount in installments to the National Fund for Development of Education (FNDE).

In November 2009, the Company and its subsidiaries registered adhesion to a debt amnesty established by Law 11941/09, allowing benefits of reduced penalties, interest, and legal fees, and are analyzing which debts before the Federal Revenue Services, General Attorney of the National Treasury and Social Security will be included in it. The deadline for this decision, in accordance with Law 11941/09, expires at the end of February 2010.

b.           Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement of 1,000,000 tons per year in Aratu by 2022 and 250,000 tons per year in Suape effective through 2027. With the acquisition of Puma’s assets (see note No. 13), the subsidiary Tequimar entered into another agreement with Complexo Industrial Portuário Governador Eraldo Gueiros that sets a additional minimum value for cargo movement of 400,000 tons of cargo per year in Suape, by 2029. If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of December 31, 2009, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to December 31, 2009 and 2008, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem, including the minimum purchase commitment related to 2009.

	Minimum purchase commitment			Accumulated demand (actual)

	2009	2008		2009	2008

In tons of ethylene	189,694	173,005	(*)	168,938	173,049

(*) Adjusted for the maintenance stoppages carried out by Braskem in the period.

On August 1, 2008, the subsidiary Oxiteno S.A signed an Ethylene Supply Agreement with Quattor Química S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

c.           Insurance coverage in subsidiaries

The Company maintains insurance policies to cover several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, and electric damage, and other risks, covering the bases and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,050 million.

The General Responsibility Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sales of products and services.

Group Life and Personal Accident, Health, National and International Transportation and All Risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by local insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

d.           Operating lease contracts

The subsidiaries IPP and Serma have operating lease contracts for the use of computer equipment. Until September 2009, the subsidiary Tropical had operating lease contract related to the use of transportation equipment (trucks).

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	2009	2008

Up to 1 year	554	739
More than 1 year	692	742
	1,246	1,481

The total payments of operating lease recognized as expense for the period was R$ 909 (R$ 2,219 in 2008).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

23       Employee benefits and private pension plan (Consolidated)

a.           ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to its employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. In 2009, the Company and its subsidiaries contributed R$ 10,623 (R$ 5,421 in 2008) to Ultraprev, which amount is recorded as expense in the income statement for the year. The total number of employees participating in the plan as of December 31, 2009 was 7,197 active participants and 34 retired participants. In addition, Ultraprev had 30 former employees receiving benefits under the previous plan whose reserves are fully constituted.

b.           Post-employment benefits

Ipiranga and RPR recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

The net liabilities for such benefits recorded as of December 31, 2009 are R$ 102,040 (R$ 86,490 in 2008), of which R$ 11,960 (R$ 8,768 in 2008) are recorded as current liabilities and R$ 90,080 (R$ 77,722 in 2008) as long-term liabilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution
CVM 371/2000.

Significant actuarial assumptions adopted include:

Economic Factors

•           Discount rate for the actuarial obligation at present value - 10.86% per annum
•           Expected long-term rate of return on assets - 10.86% per annum
•           Average projected salary growth rate - 6.08% per annum
•           Inflation rate (long term) - 4.0% per annum
•           Growth rate of medical services - 8.16% per annum

Demographic factors

•           Mortality Table - AT 2000 Basic decreased by 10% (*)
•           Disabled Mortality Table - RRB 1983
•           Disability Table - RRB 1944 modified
•           Inflation rate (long term) - 4.0% per annum
•           Growth rate of medical services - 8.16% per annum

(*) CSO-80 mortality table was used for the life insurance benefit.

24	New pronouncements, guidelines and interpretations issued, but not adopted

Within the process of convergence of accounting practices adopted in Brazil to international standards of financial reporting (IFRS) several pronouncements, interpretations and guidelines were issued during the year 2009 with mandatory application for the fiscal years ended December 2010 and the financial statements for 2009 to be released in conjunction with the demonstrations of 2010 for comparison purposes.

The Company is evaluating the potential effects associated with these pronouncements, interpretations and guidelines, which may have material impact on financial statements for the year ended December 31, 2009 to be presented in comparison with financial statements for the year ending on December 31, 2010, and over the next years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2010

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Financial Report)